Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

OWENS & MINOR, INC.,

HITCHCOCK MERGER SUB INC.,

ROTECH HEALTHCARE HOLDINGS INC.,

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, IN ITS CAPACITY AS THE REPRESENTATIVE,

DATED AS OF July 22, 2024

4.15	Labor Relations	49
4.16	Environmental Compliance	50
4.17	Insurance	50
4.18	Real Property; Title to Assets	50
4.19	Affiliate Transactions	51
4.20	Absence of Certain Changes or Events	52
4.21	Suppliers and Customers	52
4.22	Healthcare Regulatory Matters	52
4.23	FDA Regulatory Matters	53
4.24	Brokers	54
4.25	Exclusivity of Representations	55

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		55
5.1	Organization	55
5.2	Ownership of Merger Sub; No Prior Activities	55
5.3	Authority; Binding Obligation	56
5.4	No Defaults or Conflicts	56
5.5	No Authorization or Consents Required	56
5.6	Brokers	56
5.7	Financing	57
5.8	Litigation	59
5.9	Solvency	59
5.10	Parent’s Reliance	59
5.11	Investment Purpose	60

ARTICLE 6 COVENANTS		60
6.1	Conduct of Business of the Company	60
6.2	Access to Information; Confidentiality; Public Announcements	64
6.3	Filings and Authorizations; Consummation	65
6.4	Resignations	67
6.5	Employee Matters	67
6.6	Further Assurances	68
6.7	Officer and Director Indemnification and Insurance	68
6.8	Exclusivity	70
6.9	FIRPTA Certificate	70
6.10	Payoff Letters	70
6.11	Written Consent	71
6.12	Company Obligations in Respect of the Financing	71
6.13	Parent Obligations in Respect of Financing	75
6.14	Frustration of Closing Conditions	77
6.15	280G	77
6.16	Tax Matters	78
6.17	R&W Insurance Policy	79
6.18	Termination of Certain Agreements	79
6.19	Termination of Derivative Contract	80

ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		80
7.1	Representations and Warranties	80
7.2	Performance	80
7.3	No MAE	81
7.4	Officer’s Certificate	81
7.5	Legal Prohibition	81
7.6	HSR Act	81
7.7	Healthcare Notification Laws	81

ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		81
8.1	Representations and Warranties	81
8.2	Performance	82
8.3	Officer Certificate	82
8.4	Legal Prohibition	82
8.5	HSR Act	82
8.6	Healthcare Notification Laws	82

ARTICLE 9 TERMINATION		82
9.1	Termination	82
9.2	Effect of Termination	84
9.3	Reverse Termination Fee	84

ARTICLE 10 MISCELLANEOUS		86
10.1	No Survival	86
10.2	Reserved	86
10.3	Expenses	86
10.4	Amendment	86
10.5	Entire Agreement	86
10.6	Headings	86
10.7	Notices	86
10.8	Exhibits and Schedules	88
10.9	Waiver	89
10.10	Binding Effect; Assignment	89
10.11	No Third Party Beneficiary	89
10.12	Counterparts	89
10.13	Non-Recourse	89
10.14	Release	90
10.15	Governing Law and Jurisdiction	90
10.16	Consent to Jurisdiction and Service of Process	90
10.17	WAIVER OF JURY TRIAL	91
10.18	Transfer Taxes	91
10.19	Specific Performance	91
10.20	Representative	92
10.21	Waiver of Conflicts Regarding Representation	94
10.22	Severability	95
10.23	Financing Sources	95
10.24	Currency	96
10.25	Time of the Essence	96

EXHIBITS

Exhibit A	Balance Sheet Rules
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Letter of Transmittal
Exhibit D	FIRPTA Certificate

v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of July 22, 2024, by and among Rotech Healthcare Holdings Inc., a Delaware corporation (the “Company”), Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as the representative of the Equityholders (the “Representative”), Owens & Minor, Inc., a Virginia corporation (“Parent”), and Hitchcock Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the Board of Directors of each of Parent, Merger Sub and the Company has approved and declared advisable to their respective stockholder(s), the merger of Merger Sub with and into the Company (the “Merger”), pursuant to which the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Board of Directors of each of Parent and the Company has determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholder(s), and Parent has approved this Agreement and the Merger as the sole stockholder of Merger Sub; and

WHEREAS, promptly following the execution and delivery of this Agreement, the Company will deliver to Parent a true and correct copy of an irrevocable written consent of the stockholders of the Company (including the Specified Stockholders (as defined below)) who collectively own a majority of the outstanding shares of Common Stock entitled to vote on the matter, adopting this Agreement and approving and consenting to the Merger and the consummation of the transactions contemplated hereby (the “Written Consent”), in accordance with the DGCL and the Company’s Organizational Documents, in each case as in effect as of the date hereof.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

“Accounting Methodology” means the accounting principles, methods and practices utilized in preparing the Audited Financial Statements, applied on a consistent basis.

“Action” means any action, claim, complaint, suit, arbitration, mediation or other proceeding, in each case before any Governmental Authority, whether civil, criminal, administrative or otherwise, in law or in equity.

“Affiliate” means, as to any Person, (a) any Person which directly or indirectly controls, is controlled by, or is under common control with such Person, and (b) any Person who is a director, officer, partner or principal of such Person or of any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting stock, by contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary or similar group under state, local or non-U.S. Law).

“Agents” means, with respect to any Person, any director, officer, agent, employee, general partner, member, stockholder, advisor or representative of such Person.

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Audited Balance Sheet” has the meaning as set forth in the definition of Financial Statements.

“Audited Financial Statements” has the meaning as set forth in the definition of Financial Statements.

“Balance Sheet Rules” means, collectively, the Accounting Methodology and the rules set forth on Exhibit A attached hereto; provided, that in the event of any conflict between the Accounting Methodology and the rules set forth on Exhibit A, the rules set forth on Exhibit A shall apply.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by Law or executive order to close.

“Cash and Cash Equivalents” means, with respect to any Person as of any time, the aggregate amount of such Person’s cash and cash equivalents (including marketable securities, bank deposits, and short term investments, in each case, to the extent convertible to cash within ninety (90) days) as of such time, including the amounts of any received but uncleared checks and drafts and wires issued to a member of the Company Group prior to such time and deposits in transit, net of issued but uncleared checks or transfers as of such time. “Cash and Cash Equivalents” shall also include (a) any accrued interest on any Cash and Cash Equivalents, and (b) amounts paid, if any, by any member of the Company Group in connection with the purchase of any “tail” policies pursuant to Section 6.7. Notwithstanding anything to the contrary herein, Cash and Cash Equivalents shall not include any deposits or other cash collateral held by non-bank third parties or Restricted Cash.

“Closing Date Cash” means all Cash and Cash Equivalents of the Company Group existing as of the Reference Time, giving effect to any cash dividends, distributions or any other payments of any kind in respect of any capital stock of the Company and uses of cash to pay Indebtedness or Company Expenses, in each case, after the Reference Time and prior to the Closing, determined in accordance with the Balance Sheet Rules and without giving effect to the transactions contemplated by this Agreement.

“Closing Date Indebtedness” means all Indebtedness of the Company Group existing as of immediately prior to the Closing, determined in accordance with the Balance Sheet Rules and without giving effect to the transactions contemplated by this Agreement.

“Closing Working Capital” means the Working Capital as of the Reference Time without giving effect to the transactions contemplated by this Agreement.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” means the common stock of the Company, $0.001 par value.

“Company Expenses” means, without duplication and solely to the extent that the following obligations have been incurred on or prior to the Closing Date and remain unpaid immediately prior to the Closing, the aggregate amount due and payable by the Company or a Company Subsidiary for (a) third-party, out of pocket costs and expenses incurred by or on behalf of the Company or any Company Subsidiary (solely to the extent, in each case, such amounts are a liability of and are due and payable by the Company or a Company Subsidiary) in connection with the transactions contemplated by this Agreement, including legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses; (b) any transaction-related bonuses, severance, retention awards, change in control payments, incentive or deferred compensation payments, or other similar payments or obligations to any current or former director, manager, officer or employee of, or consultant or independent contractor to the Company or a Company Subsidiary payable solely in connection with the consummation of the transactions contemplated by this Agreement (including in combination with any other event, together with the employer portion of any applicable FICA, state, local or foreign withholding, payroll, employment, social security, unemployment or similar Taxes due with respect to any such payments and calculated as if all such amounts were paid on the Closing Date, but excluding (i) any regular performance or discretionary bonuses and (ii) any transaction-related bonuses, severance, retention awards, change in control payments, incentive or deferred compensation payments or other similar payments or obligations resulting from the termination of employment of any recipient arising, in each case, at or after Closing or due to any other action taken at the direction, or with the approval, of Parent or any of its Affiliates) and (c) the employer portion of any applicable FICA, state, local or foreign withholding, payroll, employment, social security, unemployment or similar Taxes associated with the payments to the holders of Equity Awards contemplated by this Agreement, calculated as if all such amounts were paid on the Closing Date. Notwithstanding anything to the contrary contained herein, in no event shall “Company Expenses” include (i) any costs, fees or expenses related to the purchase of the “tail” policy pursuant to Section 6.7(b), (ii) HSR Act filing fees or any other filing or similar fees in respect of any other Antitrust Laws, (iii) Transfer Taxes, recording fees and other similar Taxes, (iv) any fees of the Escrow Agent and the Paying Agent, and (v) any amounts to the extent taken into account in the calculation of Closing Date Indebtedness or Closing Working Capital.

“Company Fundamental Representations” means the representations and warranties of the Company contained in Section 4.1(a) (Organization and Qualification), Section 4.2 (Capitalization of the Company), Section 4.4 (Authority; Binding Obligation), Section 4.20(b) (Absence of Certain Changes or Events) and Section 4.24 (Brokers).

“Company Group” means the Company and the Company Subsidiaries.

“Company IT Systems” means all Information Systems owned or used by or on behalf of the Company Group.

“Company Owned Intellectual Property” means any Intellectual Property owned or purported to be owned by any member of the Company Group, including the Registered Intellectual Property.

“Company Products” means any product manufactured, distributed, sold, or offered for sale by the Company or any Company Subsidiary.

“Contract” means any legally binding contract, agreement, license, sublicense, lease, sublease, conditional sales contract, mortgage, sales or purchase order, commitment, arrangement, undertaking or understanding.

“Credit Facilities” means the Third Amended and Restated Credit Agreement, dated as of March 31, 2022, by and among Rotech Healthcare Inc., Rotech Intermediate Holdings LLC, the other guarantors named therein, the lenders named therein and Truist Bank.

“Credit Facilities Payoff Amount” means the amount of outstanding principal and accrued but unpaid interest, fees and other amounts payable (including any prepayment penalties, if any) as of the close of business on the Closing Date under the Credit Facilities.

“Current Assets” means, as of any date, the consolidated current assets of the Company Group determined in accordance with the Balance Sheet Rules. Current Assets shall exclude any assets with respect to Cash and Cash Equivalents, Income Tax assets and deferred non-Income Tax assets.

“Current Liabilities” means, as of any date, the consolidated current liabilities of the Company Group determined in accordance with the Balance Sheet Rules. Current Liabilities shall exclude any liabilities with respect to Indebtedness, Company Expenses, Income Tax liabilities and deferred non-Income Tax liabilities.

“date hereof” and “date of this Agreement” means the date first written above.

“Debt Commitment Letter” means the debt commitment letter, addressed to Parent, from the Debt Financing Sources, dated as of the date hereof (together with all exhibits, schedules and annexes attached thereto).

“Debt Financing Related Parties” means the Debt Financing Sources, their respective Affiliates, and their successors and permitted assigns.

“Debt Financing Sources” has the meaning set forth in Section 5.7(a) hereof.

“Emergency” means any (a) natural disaster (including any epidemic, pandemic or disease outbreak, act of God, casualty, earthquake, storm, hurricane, tornado, severe weather, fire, accident, flood or other natural or man-made catastrophe), or (b) outbreak, escalation or worsening of hostilities, war (whether or not declared), military actions, acts of terrorism, political instability or other national or international calamity, crisis or emergency.

“Emergency Measures” means (a) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to an Emergency and any other Emergency relief measure adopted by any Governmental Authority and (b) the taking of or failing to take any action, whether proactive or reactive, reasonably in response to an Emergency or any of the measures described in the foregoing clause (a), including (i) the establishment of any policy, procedure or protocol in response to an Emergency and (ii) any action or omission intended to protect the health and safety of the business’ employees and other individuals having business dealings with the business.

“Encumbrance” means any and all liens, charges, mortgages, options, pledges, restrictions on transfer, security interests, hypothecations, easements, rights-of-way or other restrictions or encumbrances of any kind.

“Environment” means any environmental medium or natural resource, including ambient air, indoor air, surface water, groundwater, drinking water, sediment, surface and subsurface strata.

“Environmental Claims” means any written claims, notice of noncompliance or violation or other written notice, orders and legal proceedings by any Governmental Authority or other Person alleging any actual or potential violation of or liability arising under any Environmental Law.

“Environmental Laws” means any Law relating to public or worker health or safety (with respect to Hazardous Substances), pollution or protection of the Environment, including any Law relating to the use, transportation, storage, disposal, release or threatened release of any Hazardous Substance.

“Equity Awards” means the Options, the Restricted Shares and the Restricted Stock Units.

“Equity Incentive Plan” means the Rotech Healthcare Holdings Inc. 2022 Equity Incentive Plan, as amended and in effect as of the date of this Agreement.

“Equityholders” means, collectively, the Stockholders, the Optionholders and the RSU Holders.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that, together with the Company or any of the Company’s Subsidiaries, is (or at any relevant time has been or would be) treated as a single employer under Section 414 of the Code.

“Escrow Agent” means Citibank N.A.

“Escrow Agreement” means the escrow agreement in substantially the form attached hereto as Exhibit B.

“Excluded Benefits” has the meaning set forth in Section 6.5(a) hereof.

“Excluded Information” means (a) any description of post-Closing capital structure, including descriptions of indebtedness or equity or ownership of Parent or any of its affiliates (including the Company and its Subsidiaries on or after the Closing Date), (b) any description of the Debt Financing (including any such descriptions to be included in liquidity and capital resources disclosure and any “description of notes”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a secured bank financing or high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (c) any information regarding any post-Closing or pro forma cost savings, synergies or other pro forma adjustments or any pro forma or projected information or pro forma financial statements, (d) risk factors relating to all or any component of the Debt Financing, (e) financial statements or information required by Rule 3-09, 3-10 or 3-16, 13-01 or 13-02 of Regulation S-X, any compensation discussion and analysis or other information required by Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (f) separate subsidiary financial statements, (g) projections, (h) “segment” financial information, (i) any information or materials that relate to the proposed sale of the business of the Company or the negotiation, execution and delivery of this Agreement and (j) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act.

“FDA” means the U.S. Food and Drug Administration.

“FDA Regulatory Laws” means any Laws governing the design, development, testing, manufacture, labeling, promotion, sale, holding, or distribution of any Company Products that apply to the Company or any Company Subsidiary, including requirements for establishment registration and product listing, compliance with current good manufacturing practices, and procedures governing complaint handling and recalls; including the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et. seq.), and its implementing regulations, and all equivalent or similar Laws in any jurisdiction applicable to the Company or any Company Subsidiary.

“Financial Statements” means (a) the audited consolidated balance sheet of Rotech Healthcare Inc. and its consolidated Subsidiaries (the “Audited Balance Sheet”), and the related consolidated statements of operations, changes in stockholders’ equity and cash flows of Rotech Healthcare Inc. and its consolidated Subsidiaries for the year ended December 31, 2021, December 31, 2022 and December 31, 2023, together with the notes and schedules thereto (the “Audited Financial Statements”), and (b) the unaudited consolidated balance sheet of Rotech Healthcare Inc. and its consolidated Subsidiaries as of March 31, 2024 (the “Interim Balance Sheet”) and the related consolidated statements of income, changes in stockholders’ equity and cash flows of Rotech Healthcare Inc. and its consolidated Subsidiaries for the three months then ended, prepared in accordance with GAAP applied on a basis consistent with the Audited Financial Statements (the “Unaudited Financial Statements”).

“Fraud” means actual and intentional common law fraud under Delaware law (which, for the avoidance of doubt, shall not include any fraud based on constructive knowledge, or negligent or reckless misrepresentation) committed by a Party to this Agreement in making the representations and warranties set forth in Article 4 or Article 5 of this Agreement or any certificate delivered pursuant hereto; provided, that, for the avoidance of doubt, a claim of Fraud hereunder may be asserted only against the Party to this Agreement committing such actual and intentional fraud.

“Fully Diluted Shares” means, as of the time of determination, the sum of (a) the aggregate number of shares of Common Stock outstanding as of such time, plus (b) the aggregate number of shares of Common Stock into which the In-the-Money Options are exercisable as of such time, plus (c) the aggregate number of shares of Common Stock subject to Restricted Stock Units that are vested and unsettled as of such time (including, for purposes of any determination at the Effective Time, any such Restricted Stock Units that vest automatically pursuant to its terms upon the Closing).

“GAAP” means United States generally accepted accounting principles, as consistently applied by the Company and its Subsidiaries.

“Government Contract” means any Contract between the Company or one of its Subsidiaries, on the one hand, and (a) a Governmental Authority, or (b) any prime contractor of a Governmental Authority that, to the knowledge of the Company, is acting in its capacity as a prime contractor; provided, that, other than for purposes of Section 4.10(m), a task, purchase, work or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Authority” means any nation or government, any federal, state, province, or other political subdivision thereof, exercising executive, legislative, judicial, regulatory, taxing or administration functions of or pertaining to government, or any government authority, commission or instrumentality of any jurisdiction, including the United States of America, any foreign government, any state of the United States of America, or any municipality or other political subdivision thereof, and any court, tribunal or other body of competent jurisdiction.

“Governmental Health Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, TRICARE, CHAMPVA, and state health care programs (as defined therein), and any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5, United States Code.

“Hazardous Substance” means petroleum and petroleum byproducts, asbestos, per- and polyfluoroalkyl substances, radiation, polychlorinated biphenyls and mold and any substance, material or waste defined by or regulated under, or for which liability or standards of conduct may be imposed pursuant to, Environmental Laws, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., the Clean Water Act, 33 U.S.C. §1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Safe Drinking Water Act, 42 U.S.C. §300f et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §1801 et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001 et seq., the Oil Pollution Act, 33 U.S.C. §2701 et seq., and any state or local equivalents thereof.

“Healthcare Laws” means any healthcare Law of any Governmental Authority, Governmental Health Program, or Payor applicable to the design, manufacture, marketing, sale or reimbursement of the healthcare products or services offered by the Company Group, including: (a) Medicare (Title XVIII of the Social Security Act), including, the Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn, Medicaid (Title XIX of the Social Security Act), and any other foreign, federal or state governmental healthcare programs; (b) all Laws related to healthcare fraud and abuse, false claims and kickbacks, including the Federal False Claims Act (31 U.S.C. §§ 3729 – 3733), the Federal Anti-Kickback Statute (42 U.S.C. §1320a – 7b); the Federal physician self-referral law (42 U.S.C. § 1395nn); the Federal Civil Monetary Penalties Law (42 U.S.C. §1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Travel Act (18 U.S.C. § 1952) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (c) the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h); (d) the Deficit Reduction Act of 2005; (e) the Exclusion Laws (42 U.S.C. § 1320a-7); (f) Laws governing the privacy, security, transmission or protection of health care information belonging to individuals or entities, including HIPAA; (g) the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010; and (h) all other Laws that regulate the design, manufacture, marketing, sale, or reimbursement of medical devices, and durable medical equipment.

“Healthcare Notification Laws” means any Law that requires any Party or their respective Affiliates to notify, or obtain the consent of, a Governmental Authority with respect to the transactions contemplated by this Agreement, by reason of the fact, in whole or in part, that any Party or their respective Affiliates provide, bill or receive payment for healthcare products or services related thereto.

“HIPAA” means the following: (a) the Health Insurance Portability and Accountability Act of 1996; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (c) applicable state Laws regarding patient privacy and the security, use or disclosure of health care records.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” means Taxes imposed on, or determined by reference to, (a) net income or profits or gross receipts, or (b) multiple bases (including, but not limited to, corporate franchise, doing business, or occupation taxes) if one or more of the bases upon which such tax may be based, by which it may be measured, or with respect to which it may be calculated is described in clause (a) of this definition.

“Income Tax Amount” means any unpaid Income Taxes arising in respect of the Pre-Closing Tax Period (or portion thereof) ending on the Closing Date or the immediately prior Pre-Closing Tax Period (but with respect to an immediately prior Pre-Closing Tax Period and an Income Tax, only if (x) the final Tax Return for such immediately prior Pre-Closing Tax Period and Income Tax has not yet been filed as of the Closing Date, or (y) the final Tax Return for such immediately prior Pre-Closing Tax Period and Income Tax has been filed as of the Closing Date but amounts reflected as due and owing on such Tax Return remain unpaid), from all jurisdictions in which there is a liability for Income Taxes (which amount shall equal the sum of such amounts separately calculated for each jurisdiction, Income Tax, and tax period, and shall not be less than zero for any Income Tax or in any such jurisdiction or tax period, and which shall not include any offsets or reductions with respect to Income Tax refunds or overpayments of Income Tax (except to the extent that such refunds or overpayments of Income Tax may actually be utilized in the applicable jurisdiction in the applicable Pre-Closing Tax Period to reduce (but not below zero) amounts that would otherwise be unpaid Income Taxes with respect to such jurisdiction and tax period)) determined by (a) applying the applicable member of the Company Group’s historic (i) Income Tax return filing practices, including the jurisdictions in which the Company Group files (and, if a member of the Company Group began operations in a jurisdiction on or after January 1, 2023 in a fashion that created nexus for an Income Tax in such jurisdiction at a “more likely than not” (or higher) level of confidence, including such jurisdiction for such Income Tax), (ii) applicable elections and (iii) accounting methods, except in each case to the extent that such filing practice, elections or accounting methods are not supported at a “more likely than not” (or higher) level of confidence, (b) ignoring, for the avoidance of doubt, any Income Taxes attributable to transactions taken at the direction of Parent, not contemplated by this Agreement, and occurring outside the ordinary course of business on the Closing Date after the Closing, (c) taking into account (but not below zero) in the Pre-Closing Tax Period all Transaction Tax Deductions that are properly allocable to the Pre-Closing Tax Period at a “more likely than not” (or higher) level of confidence and (d) assuming that the Company Group makes an election pursuant to Section 7.03(3)(d) of Rev. Proc. 2015-13 to apply a one-year adjustment period with respect to that certain Form 3115 filed by the Company Group in January 2024 described on Schedule 4.12(f).

“Indebtedness” means, of any Person, without duplication, (a) indebtedness for borrowed money, (b) obligations for deferred purchase price for the acquisition of a business, property, assets, securities or services including all seller notes, indemnities, purchase price adjustments, or “earn-out” payments, other than as set forth on Schedule 1.1(a), (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (d) obligations under any performance bond or letter of credit, but only to the extent drawn or called as of the Reference Time, (e) all financing lease obligations as determined under GAAP (for the avoidance of doubt, such obligations shall include any outstanding obligations for payments owed to patient equipment vendors’ finance companies (e.g., Phillips Medical Capital) but shall exclude any trade payables payable to any patient equipment vendor), (f) any outstanding and unpaid severance or retention obligations, or any deferred compensation obligations (other than any deferred compensation that may be payable in shares of Common Stock as of immediately prior to the Closing), in each case, as of immediately prior to the Closing in respect of any current or former employee or other individual service provider of the Company or any Company Subsidiary, together with the employer portion of any applicable payroll Taxes due with respect to any such payments and calculated as if all such amounts were paid on the Closing Date (excluding, for the avoidance of doubt, any unpaid severance or retention obligations incurred at the direction, or with the approval, of Parent or any of its Affiliates), (g) all obligations under any interest rate or currency swaps, collars, caps, hedges or similar protection or hedging agreements, (h) guarantees with respect to any indebtedness of any other Person of a type described in clauses (a) through (g) above, (i) the Credit Facilities, (j) for clauses (a) through (i) above, all accrued interest thereon, if any, and any termination fees associated with the repayment of such Indebtedness on the Closing Date to the extent paid on the Closing Date, (k) the Income Tax Amount and (l) the purchase price for any acquisition contemplated by Section 6.1(l) for which the consummation of such acquisition has not occurred as of immediately prior to the Closing (for the avoidance of doubt, the foregoing shall not include any such acquisitions which have closed or been consummated prior to the Closing). For the avoidance of doubt, Indebtedness shall not include (i) any Indebtedness included in the determination of Closing Working Capital, (ii) any intercompany Indebtedness between the Company and the Company Subsidiaries, (iii) any Indebtedness incurred by Parent and its Affiliates (and subsequently assumed by the Company or any Company Subsidiary), (iv) any endorsement of negotiable instruments for collection in the ordinary course of business, (v) any deferred revenue (but shall, for the avoidance of doubt, include Taxes on deferred revenue to the extent such Taxes are included in Income Tax Amount), (vi) any trade payables or accrued expenses arising in the ordinary course of the business, (vii) all liabilities under any agreement between the Company or any Company Subsidiary, on the one hand, and Parent or any of its Affiliates, on the other hand, and (viii) any amounts included as Company Expenses.

“Information Systems” means computer systems, servers, workstations, routers, hubs, switches, data communications networks (other than the Internet) and other information technology equipment.

“Intellectual Property” means all of the following, in any jurisdiction throughout the world: (a) patents, patent applications and any reissue, continuation, continuation-in-part, divisional, or extension thereof; (b) trademarks and service marks, trade names, logos, social media accounts and handles, and other indicia of source or origin (together with the goodwill associated therewith); (c) URLs and Internet domain names, (d) works of authorship, copyrights and copyrightable works; (e) rights in software, databases and data collections, (f) industrial designs, inventions, proprietary know-how, confidential business information, business methods, electronic databases and trade secrets; and (g) all other intellectual property or proprietary rights, and any applications or registrations for the foregoing.

“Interim Balance Sheet” shall have the meaning as set forth in the definition of Financial Statements.

“IRS” means the United States Internal Revenue Service.

“knowledge of the Company” or any similar phrase means, as of the applicable date, the actual knowledge without independent investigation (and in no event shall encompass constructive, imputed or similar concepts of knowledge) of Robin Menchen, Dan Phan, Steve Burres and Joni Moss, and in each case, assuming due inquiry of his or her direct reports (none of whom shall have, for avoidance of doubt, any personal liability or obligations regarding such knowledge).

“Law(s)” shall mean any law (including common law), statute, regulation, act, code, ordinance, policy, rule, judgement, order, injunction, ruling, award, directive, decree, writ or other requirement of any Governmental Authority.

“Lease” has the meaning set forth in Section 4.18(b) hereof.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing on the date Parent shall have received the Required Information and at the end of which nothing has occurred and no condition exists that would cause any of the conditions set forth in Article 7 to fail to be satisfied, assuming the Closing were to be scheduled at the end of such fifteen (15) Business Day period; provided, that under no circumstance will the Marketing Period commence before November 12, 2024, provided, further, that (i) the Marketing Period shall not be required to be consecutive to the extent it would include November 28, 2024, November 29, 2024, January 20, 2025, February 17, 2025, May 26, 2025 and June 19, 2025 (any such day to be excluded for purposes of, but shall not reset, the Marketing Period), (ii) if the Marketing Period has not ended on or prior to December 23, 2024, the Marketing Period will not commence earlier than January 2, 2025, (iii) if the Marketing Period has not ended on or prior to February 11, 2025, such Marketing Period will not commence prior to (A) the delivery of the audited financial statements of the Company and its subsidiaries for the fiscal year ended December 31, 2024 required to be delivered pursuant to paragraph 9 of Exhibit D to the Commitment Letter and (B) 10 days after the delivery by the Company of the relevant Required Information regarding the Company and its subsidiaries necessary to assist Parent in preparing related pro forma financial statements required to be delivered pursuant to paragraph 11 of Exhibit D to the Commitment Letter, (iv) the Marketing Period shall be deemed to have been complied with and automatically end on any earlier date on which the Debt Financing is consummated or the applicable proceeds have been deposited into escrow and Parent shall have obtained the net proceeds contemplated by the Debt Financing (it being understood that any such net proceeds deposited into escrow shall be deemed to have been obtained by Parent) and (v) the Marketing Period shall be deemed not to have commenced if, after the date of this Agreement and prior to the completion of such 15 consecutive Business Day period, (A) the Company’s auditor shall have withdrawn its audit opinion with respect to any annual audited financial statements constituting Required Information, in which case the Marketing Period shall not commence unless and until a new unqualified audit opinion is issued with respect to such financial statements (or portion thereof) for the applicable periods by such auditor or another independent public accounting firm of recognized national standing, (B) the Company shall have announced, or the board of directors of the Company shall have determined, that a restatement of any historical financial information constituting Required Information is required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Required Information has been amended to reflect such restatement or the Company subsequently determines in writing or issues a public statement that no restatement is required in accordance with GAAP or (C) in the case of a Debt Financing involving the issuance of debt securities, the financial statements and other financial information included in such Required Information are, throughout the Marketing Period, not sufficient to permit the Company’s independent auditors to issue a customary comfort letter to the Debt Financing Sources (including placement agents or initial purchasers) on the historical financial statements and historical financial information of the Company Group contained in offering documents pertaining to the Debt Financing, including as to customary negative assurances and change period, in order to consummate any offering of non-convertible, high yield debt securities throughout the Marketing Period

(it being understood that such issuance of the comfort letter shall not occur until the “pricing” of such debt securities), in which case the Marketing Period shall be deemed not to commence unless and until such Required Information is updated or supplemented to permit the issuance of such comfort letter. If at any time the Company shall in good faith believe that it has provided the Required Information, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed delivery of the Required Information ), in which case, subject to clauses (A), (B) and (C) above, the Marketing Period will be deemed to have commenced on the date of such notice, unless Parent in good faith reasonably believes the Required Information has not been provided and, within two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity why Parent believes the Required Information has not been provided) and, following delivery of such Required Information specified in such notice, the Marketing Period will commence (provided that, it is understood that the delivery of such written notice from the Parent or the Company’s failure to deliver a notice that the Company delivered the Required Information, in each case, will not prejudice the Company’s right to assert that the Required Information has been delivered). For the avoidance of doubt, after the initial commencement of the Marketing Period, the required delivery of any Required Information in accordance with paragraphs 9 (solely with respect to the Company) and 11 of Exhibit D to the Commitment Letter for any fiscal period shall result in the “restart” of the Marketing Period, notwithstanding that a period of fifteen (15) consecutive Business Days shall have passed throughout which Parent has had what would otherwise have constituted the Required Information throughout such period (were the Closing to have occurred prior to such required delivery of financial information for such subsequent period).

“Material Adverse Effect” means any change, event, circumstance, effect, development, condition, fact or occurrence (each, an “Effect”) which, individually or together with any other Effects, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company Group, taken as a whole; provided, however, that none of the following, nor any Effect resulting from or arising out of any of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur: (a) Effects that generally affect the industries or segments in which the Company or the Company Subsidiaries operate (including legal and regulatory changes); (b) Effects arising from any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) or events in general, including the results of any primary or general elections, or any statements or other proclamations of public officials, or changes in policy related thereto; (c) Effects affecting financial, credit or capital markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates; (d) Effects relating to any Emergency or any Emergency Measures or any change in Emergency Measures following the date of this Agreement or any material worsening of such conditions threatened or existing as of the date of this Agreement; (e) Effects arising from changes in Laws or accounting principles (including, for the avoidance of doubt, GAAP) or the interpretation or enforcement thereof, in each case, occurring after the date hereof; (f) Effects relating to the announcement of the execution of this Agreement or the transactions contemplated hereby or the Parties hereto, including any impact on the relationships after the date hereof with any customer, supplier, landlord, partner, employee or other business relationship (it being understood that the exception described in this clause (f) shall not apply with respect to any representations and warranties (in whole or relevant part) made by the Company in this Agreement, the purpose of which is to address the consequence resulting from, relating to or arising out of the execution of this Agreement or any Ancillary Document to which the Company is a party, the consummation of the transactions contemplated hereby or any conditions to Closing related to such representations and warranties); (g) Effects resulting from compliance with the express terms and conditions of this Agreement by the Equityholders, the Representative, the Company or the Company Subsidiaries or any actions by the Equityholders, the Representative, the Company or the Company Subsidiaries expressly consented to or requested in writing by Parent; (h) the failure of the Company to meet any internal or industry business plans, estimates, expectations, forecasts, projections or budgets for any period (but, in each case, the Effects underlying such failure, to the extent such Effects are not otherwise expressly excluded in this definition, may be taken into account for the purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur and shall not be excluded pursuant to this clause (h)); (i) any action taken by Parent, Merger Sub or any of their respective Affiliates or Agents (including, for the avoidance of doubt, any breach of this Agreement or any other agreements entered into in connection with the transactions contemplated hereby) or (j) Effects arising or resulting from the matters set forth on Schedule 1.1(b); provided, that “Material Adverse Effect” shall include any Effects arising out of or attributable to the matters described in clauses (a) through (e) above to the extent the Company Group, taken as a whole, is disproportionately affected relative to other participants in the industries in which the Company Group, taken as a whole, operates. For the avoidance of doubt, a Material Adverse Effect shall be measured only against past performance of the Company Group, taken as a whole, and not against forward-looking statements, budgets, pro forma amounts, financial projections or forecasts of the Company Group.

“Open Source Software” means any software that is licensed pursuant to a license (i) that is, or is substantially similar to, a license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses/alphabetical, or (ii) under which such software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms or models.

“Option” means each outstanding option to purchase Common Stock, granted under the Equity Incentive Plan.

“Option Exercise Amount” means the aggregate exercise price due in respect of all the vested In-the-Money Options (assuming, for the avoidance of doubt, payment of the exercise price for each such vested In-the-Money Option in cash and not by way of net exercise or other cashless exercise feature).

“Optionholder” means a holder of one or more Options.

“Organizational Documents” means: (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the articles or certificate of formation and limited liability company agreement of a limited liability company; and/or (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person.

“Parent Fundamental Representations” means the representations and warranties of Parent contained in Section 5.1 (Organization), Section 5.3 (Binding Obligation) and Section 5.6 (Brokers).

“Party” or “Parties” means the Company, the Representative, Merger Sub and Parent.

“Payment Schedule” means the schedule described in Section 3.3, which shall be initially prepared and delivered to Parent by the Company. The “Payment Schedule” shall be updated from time to time after Closing (in connection with future distributions of funds) by the Representative (with the cooperation of Parent and the Company as reasonably requested) to reflect the allocation and distribution of any amounts payable to, or any liabilities or obligations of, the Stockholders, the Optionholders and the RSU Holders. Such allocation and distribution shall be determined by the Representative in good faith and in accordance with the Company’s Organizational Documents and the Equity Incentive Plan, as applicable. For the avoidance of doubt, the allocation and distribution to the Common Stock, the Options and the Restricted Stock Units may vary depending on the designation and participation threshold of the Common Stock in the Company’s Organizational Documents or the exercise prices of the applicable Equity Awards. Any determination of the Payment Schedule by the Representative shall be final and binding on all Stockholders, Optionholders and RSU Holders absent fraud or manifest error.

“Payoff Letter” means one or more “payoff letters” in customary form received from Truist Bank specifying the aggregate amount of the Company Group’s obligations (including unpaid principal, accrued and unpaid interest, prepayment penalties, breakage costs and premiums in connection with the repayment thereof) that will be outstanding as of the Closing under the Credit Facilities to be repaid at Closing pursuant to the terms of this Agreement and which will include customary lien and security interest releases.

“Payor” means any Governmental Health Program and all other health care service plans, health maintenance organizations, health insurers and/or other private, commercial, or governmental third-party payors.

“Per Share Amount” means an amount equal to (a) the Aggregate Closing Merger Consideration plus the Option Exercise Amount, divided by (b) the number of Fully Diluted Shares as of the Closing Date.

“Permitted Encumbrances” means (a) Encumbrances securing the obligations of the Company and Company Subsidiaries under the Credit Facilities; (b) Encumbrances disclosed in the Audited Financial Statements or any schedules to this Agreement; (c) Encumbrances for taxes, assessments and other government charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (d) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Encumbrances incurred in the ordinary course of business for amounts which are not yet due and payable or which are being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP; (e) Encumbrances relating to the transferability of securities under applicable securities Laws; (f) Encumbrances securing rental payments under capitalized leases; (g) with respect to real property leased or subleased by the Company or any of the Company Subsidiaries (as lessee or sublessee), (i) Encumbrances in favor of the lessors or sublessors under the leases or subleases thereof and (ii) any right, title or interest of a lessor or sublessor under any of the leases or subleases thereof; (h) with respect to any real property, (i) easements, covenants, conditions, restrictions and other non-monetary matters or records affecting title to such real property which do not or would not reasonably be expected to materially impair the use or occupancy of such real property in the operation of the business currently conducted thereon and (ii) Encumbrances imposed or promulgated by Laws with respect to such real property and improvements, including zoning, entitlement, building and other land use regulations and codes regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated in any material respect by the current use or occupancy of such real property or the operation of the business conducted thereon; (i) non-exclusive licenses of Intellectual Property rights granted in the ordinary course of business; and (j) the Encumbrances set forth on Schedule 1.1(c).

“Person” means any individual, corporation (including any not for profit corporation), general or limited partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.

“Personal Data” means any information defined as “personal data,” “personally identifying information,” “personal information,” or similar term by any applicable Privacy Law.

“Post-Closing Payment” means any payment made from time to time following the Closing Date to a Stockholder, Optionholder or RSU Holder, in their capacities as such, including pursuant to Section 3.6 or pursuant to any release by the Representative of any portion of the Reserve Amount in accordance with Section 10.20(c).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, for any Straddle Period, the portion through the end of the Closing Date.

“Privacy Law(s)” shall mean any applicable Law concerning the collection, storage, use, or processing of Personal Data.

“R&W Insurance Policy” means that certain representations and warranties insurance policy procured by Parent in connection with this Agreement and the transactions contemplated hereby.

“Reference Time” means 11:59pm on the date immediately prior to the Closing Date.

“Registered Intellectual Property” has the meaning specified in Section 4.8(a).

“Reserve Amount” means $250,000.

“Restricted Cash” means, without duplication, any Cash and Cash Equivalents of the Company Group that (a) are not freely usable by the Company Group or, after the Closing, Parent or any of its Affiliates because it is subject to restrictions or limitations on use or distribution by Law, Contract or otherwise (including, for the avoidance of doubt, any deposits with third-parties or amounts held in escrow), (b) are insurance proceeds in respect of a condemnation, casualty, loss or other material damage to any of the assets of the Company or any Company Subsidiary or that are received prior to the Closing that have not been used to repair or replace such condemned or damaged property or (c) are held by the Company Group outside of the United States, to the extent of the withholding or other Taxes that would be imposed on the repatriation of such Cash and Cash Equivalents.

“Restricted Shares” means each award of Common Stock that is subject to restrictions under the applicable award agreement or under the Equity Incentive Plan.

“Restricted Stock Units” means each outstanding restricted stock unit award in respect of Common Stock (together with any accrued and unpaid dividends or dividend equivalents corresponding to such restricted stock unit award), granted under the Equity Incentive Plan.

“RSU Holder” means a holder of one or more Restricted Stock Units.

“Security Incident” means any (a) breach of security, phishing incident, network intrusion, ransomware, or malware attack affecting any Company IT System, or (b) incident in which confidential information or Personal Data was or may have been accessed, disclosed, destroyed, processed, used, or exfiltrated in an unauthorized manner (whether any of the foregoing was possessed or controlled by a member of the Company Group or by another Person on behalf of a member of the Company Group).

“Solvent” means, with respect to any Person and its Subsidiaries, on a consolidated basis, that as of the date of determination, both (a) (i) the sum of such Person’s debts (including contingent liabilities) does not exceed the present fair saleable value of such Person’s present assets (when taken as a whole), (ii) such Person’s capital is not unreasonably small in relation to its business as contemplated on the Closing Date or with respect to any transaction contemplated to be undertaken after the Closing Date (when taken as a whole), and (iii) such Person has not incurred and does not intend to incur, or believe (nor should it reasonably believe) that it shall incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise) (when taken as a whole); and (b) such Person is “solvent” within the meaning given that term and similar terms under the Bankruptcy Code and Laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

“Specified Stockholders” has the meaning set forth on Schedule 1.1(d).

“Stockholders” means the holders of Common Stock at or prior to the Effective Time.

“Stockholders Agreement” means the Stockholders Agreement, dated as of September 27, 2013, by and among the Company and the Stockholders (as defined therein), as amended by the Amendment to Stockholders Agreement, dated as of April 6, 2018, by and among the Company, Rotech Healthcare Holdings Inc. and the Stockholders (as defined therein).

“Subsidiary” means, with respect to a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture, or other legal entity of which the specified Person (either alone and/or through and/or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the voting stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body, of such legal entity or of which the specified Person controls the management. For clarity, none of the mentor-protégé arrangements, joint ventures or any other entities in which ownership interests are disclosed on Schedule 4.3(c) shall constitute a “Company Subsidiary” for any purpose hereunder.

“Tax” or “Taxes” means all federal, state, county, local, municipal, non-U.S. and other taxes of any kind, and any assessments, duties or similar charges, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Authority, however denominated, whether disputed or not.

“Tax Returns” means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement supplied or required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Transaction Percentage” means, the pro rata amount set forth on the Payment Schedule, which shall be, with respect to each Equityholder, the percentage equal to (a) the number of (i) shares of Common Stock owned and held by such Equityholder as of the Closing Date plus (ii) shares of Common Stock into which such Equityholder’s In-the-Money Options are exercisable as of the Closing Date and (b) divided by the number of Fully Diluted Shares as of the Closing Date.

“Transaction Tax Deductions” means, without duplication, any loss or deduction, which is deductible for income Tax purposes by a member of the Company Group at a “more likely than not” (or higher) level of confidence, resulting from or attributable to (a) Company Expenses; (b) other transaction costs of the Company and the Company Subsidiaries arising from, incurred in connection with or incident to this Agreement and the transactions contemplated hereby that are paid on or prior to the Closing Date and included in the computation of Working Capital; (c) fees, expenses and interest (including amounts treated as interest for Tax purposes and any breakage fees) incurred by the Company and the Company Subsidiaries, and any unamortized deferred financing costs, in each case with respect to the repayment of Indebtedness in connection with the transactions contemplated by this Agreement; or (d) payments by the Company and the Company Subsidiaries to, or the vesting of any stock (restricted, incentive or otherwise), stock options, other incentive equity or payment right held by, any current or former employee, service provider or member of the board of directors (or similar governing body) of the Company or any of the Company Subsidiaries resulting from or related to the transactions contemplated by this Agreement and included in Company Expenses or Indebtedness; provided that, in connection with the foregoing, it shall be assumed that the Company and the Company Subsidiaries make an election under Revenue Procedure 2011-29, 2011-18 I.R.B. 746 to treat 70% of any success-based fees that were paid by or on behalf of the Company and the Company Subsidiaries as an amount that did not facilitate the transactions contemplated under this Agreement.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Unaudited Financial Statements” has the meaning as set forth in the definition of Financial Statements.

“Willful Breach” means a material breach that is a consequence of an act or omission knowingly undertaken or omitted by the breaching Party with the intent of causing a breach of this Agreement.

“Working Capital” means, at any date, all Current Assets minus all Current Liabilities as of such date, calculated in accordance with the Balance Sheet Rules.

“Working Capital Excess” shall exist when, and shall be equal to the amount by which, the Closing Working Capital exceeds the Working Capital Target.

“Working Capital Shortfall” shall exist when, and shall be equal to the amount by which, the Working Capital Target exceeds the Closing Working Capital.

“Working Capital Target” means $24,600,000.

1.2 Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement.

Term	Section
Accounting Firm	3.5(b)
Aggregate Closing Merger Consideration	3.1(a)(vi)
Agreement	Preamble
Alternative Financing	6.13(a)
Alternative Financing Commitment Letter	6.13(a)
Alternative Financing Fee Letter	6.13(a)
Certificate	3.2(a)(i)
Certificate of Merger	2.2(b)
Closing	2.2(a)
Closing Date	2.2(a)
Closing Merger Consideration	3.1(a)
Company	Preamble
Company D&O Tail Policy	6.7(b)
Company Plan	4.14(a)
Company Subsidiaries	4.3(a)
Company Subsidiary	4.3(a)
Confidential Information	6.2(b)
Confidentiality Agreement	6.2(b)
Continuing Employee	6.5(a)
D&O Indemnified Parties	6.7(a)
D&O Indemnified Party	6.7(a)
D&O Tail Policy	6.7(b)
Debt Financing	5.7(a)
DGCL	Recitals
Disclosure Schedules	4
Dissenting Shares	3.7(a)
Effective Time	2.2(b)
Equitable Exceptions	4.4
Escrow Account	3.4(a)(v)
Escrow Amount	3.4(a)(v)
Estimated Aggregate Closing Merger Consideration	3.3
Estimated Closing Date Cash	3.3
Estimated Closing Date Indebtedness	3.3
Estimated Closing Statement	3.3
Estimated Company Expenses	3.3
Estimated Working Capital Excess	3.3
Estimated Working Capital Shortfall	3.3
Excluded Shares	3.2(a)(iii)
Fee Letter	5.7(b)
Final Aggregate Merger Consideration	3.1(a)(vi)

Term	Section
Insurance Policies	4.17
Interim Balance Sheet	1.1
In-the-Money Option	3.2(b)
In-the-Money Option Payment	3.2(b)
Labor Agreement	4.10(p)
Leased Real Property	4.18(b)
Leases	4.18(b)
Letter of Transmittal	3.4(a)(i)
Material Contracts	4.10
Merger	Recitals
Merger Sub	Preamble
Notice of Disagreement	3.5(b)
Owned Real Property	4.18(a)
Parent	Preamble
Paul, Weiss	10.21
Paying Agent	2.3
Payment Schedule	3.3
Permits	4.13
Real Property	4.18(b)
Registered Intellectual Property	4.8(a)
Related Parties	10.13
Representative	Preamble
Required Amount	5.8
SBA	4.10
Securities Act	5.11
Statement	3.5(a)
Surviving Corporation	2.1
Termination Date	9.1(d)
Top Customers	4.21(b)
Top Suppliers	4.21(a)
Transfer Taxes	10.18
Unresolved Matters	3.5(b)
VA	4.10
Waived Benefit	6.15
Working Capital Estimate	3.3
Written Consent	Recitals

1.3 Interpretive Provisions. Unless the express context otherwise requires: (a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (c) the terms “Dollars” and “$” mean United States Dollars; (d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement; (e) wherever the word “include,” “includes,” or

“including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (f) references herein to any gender shall include each other gender; (g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement; (h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity; (i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (j) references herein to any Law or any Permit mean such Law or Permit as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time; (k) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder; (l) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (m) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and (n) any reference to “ordinary course of business” shall mean, with respect to a Person, the ordinary course of business of such Person, consistent with past practice. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE 2

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”).

2.2 Closing; Certificate of Merger.

(a) Unless this Agreement is earlier terminated pursuant to, and in accordance with, Article 9, the closing of the transactions contemplated by this Agreement, including the Merger (the “Closing”) will take place as promptly as practicable, and in any event no later than five (5) Business Days after the satisfaction or waiver of the conditions set forth in Article 7 and Article 8 (other than those conditions that by their nature are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of those conditions at the Closing) remotely by exchange of documents and signatures (or their electronic counterparts) at 10:00 a.m. (New York time); provided that such place, date and time may be changed to another place, date and/or time as agreed to in writing by Parent and the Company; provided further that if the Marketing Period has not ended, the Closing will occur on the earlier of (i) a date during the Marketing Period specified by Parent in writing on no fewer than two (2) Business Days’ notice to the Company and (ii) the second (2nd) Business Day immediately following the last day of the Marketing Period (subject in each case to the satisfaction or waiver of the conditions set forth in Articles 7 and 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing)). The date upon which the Closing actually occurs is herein referred to as the “Closing Date.”

(b) At the Closing, the Parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, and make all other filings or recordings required by Delaware Law in order to effect the Merger (the date and time of acceptance by the Secretary of State of Delaware of such filing, or, if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

2.3 Paying Agent. Prior to the Effective Time, Parent shall (a) select a bank or trust company, satisfactory to the Representative in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”) and (b) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which are satisfactory to the Representative in its reasonable discretion.

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all claims, obligations, restrictions, disabilities, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, restrictions, disabilities, liabilities, debts and duties of the Surviving Corporation.

2.5 Organizational Documents. At the Effective Time, the Organizational Documents of the Company shall survive and shall be amended and restated in the form of the Organizational Documents of Merger Sub, as in effect immediately prior to the Effective Time, and as so amended and restated shall be, from and after the Effective Time, the Organizational Documents of the Surviving Corporation until, subject to Section 6.7, duly amended or repealed in accordance with the provisions thereof and of applicable Law.

2.6 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to serve in accordance with the Organizational Documents of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Organizational Documents of the Surviving Corporation.

2.7 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, the Company, any Company Subsidiary, and their respective Affiliates, the Paying Agent, and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable to any Person pursuant to this Agreement or otherwise in connection with or by virtue of the transactions contemplated hereby such amounts as are required to be deducted and withheld under the Code or any other applicable Tax Law; provided, that if Parent determines that any amounts are required to be withheld in respect of the Closing Merger Consideration (other than by reason of the Company’s failure to deliver the certificate required to be delivered pursuant to Section 6.9, or withholding in respect of compensatory amounts), Parent shall use commercially reasonable efforts to (i) provide advance written notice of such determination to the Company at least five (5) Business Days prior to the date on which payment is to be made to the applicable payee and (ii) cooperate with the Company, upon the Company’s reasonable request, to mitigate and reduce such withholding to the extent permitted by applicable Tax Law. Any such withheld amounts shall be reasonably promptly remitted to the applicable Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 3

CALCULATION OF MERGER CONSIDERATION; EFFECT ON CAPITAL STOCK; AND PAYMENT

3.1 Calculation of the Closing Merger Consideration.

(a) The “Closing Merger Consideration” shall be equal to:

(i) $1,357,000,000 (one billion, three hundred fifty seven million dollars);

(ii) plus the Estimated Closing Date Cash;

(iii) plus the Estimated Working Capital Excess, if any;

(iv) minus the Estimated Company Expenses;

(v) minus the Estimated Closing Date Indebtedness; and

(vi) minus the Estimated Working Capital Shortfall, if any.

The “Aggregate Closing Merger Consideration” shall be equal to the Closing Merger Consideration less (a) the Escrow Amount less (b) the Reserve Amount. The Aggregate Closing Merger Consideration shall be subject to adjustment following the Closing pursuant to Section 3.5 (the Aggregate Closing Merger Consideration, as adjusted and finally determined, the “Final Aggregate Merger Consideration”).

3.2 Effect on Capital Stock; Restricted Shares; Options; Restricted Stock Units.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any equity securities of Merger Sub or the Company:

(i) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below) and any Dissenting Shares, but including any Restricted Shares) shall be converted into the right to receive at such time and in the manner provided in Sections 3.4 and 3.6, (A) the Per Share Amount and (B) the portion of any Post-Closing Payment allocable to a share of Common Stock, in each case, determined in accordance with the Payment Schedule, subject to the surrender of the certificate formerly representing such share of Common Stock or such share of Common Stock that is in non-certificated book-entry form (either case being referred to in this Agreement, to the extent applicable, as a “Certificate”) by the holder of such share in accordance with this Section 3.2(a);

(ii) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(iii) each share of Common Stock held by the Company or any of its Subsidiaries immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be automatically cancelled without any conversion thereof and no payment or consideration shall be delivered in exchange therefor; and

(iv) each holder of a Certificate representing shares of Common Stock (other than the Excluded Shares and the Dissenting Shares) shall cease to have any rights as a stockholder of the Company, except for the right to surrender its Certificate in exchange for the right to receive at such time and in the manner provided in Sections 3.4 and 3.6, (A) the Per Share Amount and (B) the portion of any Post-Closing Payment allocable to a share of Common Stock, in each case, determined in accordance with the Payment Schedule. No transfer of shares of Common Stock shall be made on the stock transfer books of the Surviving Corporation. At the close of business on the day of the Effective Time, the stock ledger of the Company with respect to the Common Stock shall be closed.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any equity securities of Merger Sub or the Company, each Option issued and outstanding immediately prior to the Effective Time (i) that is vested as of immediately prior to the Effective Time or that vests automatically pursuant to its terms (and without any further action by any Person) upon the Closing, and (ii) that has an exercise price that is less than the Per Share Amount (each such Option, as applicable, an “In-the-Money Option”), if any, shall be cancelled, extinguished and converted as of the Effective Time, solely into the right to receive from the Company at such time and in the manner provided in Sections 3.4 and 3.6, without interest, (A) an amount equal to (1)(x) the Per Share Amount multiplied by (y) the total number of shares of Common Stock subject to such In-the-Money Option less (2) the aggregate exercise price in respect of the Common Stock subject to such In-the-Money Option (such amount, as set forth on the Payment Schedule, an “In-the-Money Option Payment”), and (B) the portion of any Post-Closing Payment allocable to each Option determined in accordance with the Payment Schedule, in each case, subject to any applicable tax withholding. All Options other than In-the-Money Options shall, immediately prior to the Effective Time, to the extent not exercised by the holder thereof prior to the Effective Time in accordance with the terms thereof, automatically be extinguished and cancelled without the right to receive any consideration (with no payment being made hereunder with respect thereto). Immediately upon the Effective Time, each Option shall no longer be outstanding and shall automatically be cancelled and extinguished and shall cease to exist and no longer represent the right to purchase shares of Common Stock but, in lieu thereof, shall only represent the right to receive payments of cash to the extent provided in this Agreement, to the extent applicable. Notwithstanding anything to the contrary in this Agreement, no Post-Closing Payments shall be allocated or paid in respect of any In-the-Money Option except to the extent permissible under Treasury Regulation Section 1.409A-3(i)(5)(iv)(A); provided, that no such Post-Closing Payments shall be allocated or paid in respect of any In-the-Money Option following the fifth (5th) anniversary of the Closing Date.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any equity securities of Merger Sub or the Company, each Restricted Stock Unit issued and outstanding immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time or that vests automatically pursuant to its terms (and without any further action by any Person) upon the Closing, if any, shall be cancelled, extinguished and converted as of the Effective Time, solely into the right to receive from the Company at such time and in the manner provided in Sections 3.4 and 3.6, without interest, (A) an amount equal to (1) the Per Share Amount multiplied by (2) the total number of shares of Common Stock subject to such Restricted Stock Unit (such amount, as set forth on the Payment Schedule, a “Restricted Stock Unit Payment”) and (B) the portion of any Post-Closing Payment allocable to a share of Common Stock, in each case, determined in accordance with the Payment Schedule, in each case, subject to any applicable tax withholding. Immediately upon the Effective Time, each Restricted Stock Unit shall no longer be outstanding and shall automatically be cancelled and extinguished and shall cease to exist and no longer represent the right to receive shares of Common Stock but, in lieu thereof, shall only represent the right to receive payments of cash to the extent provided in this Agreement, to the extent applicable. Notwithstanding anything to the contrary in this Agreement, no Post-Closing Payments shall be allocated or paid in respect of any Restricted Stock Unit except to the extent permissible under Treasury Regulation Section 1.409A-3(i)(5)(iv)(A).

3.3 Pre-Closing Deliveries. At least four (4) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Estimated Closing Statement”) setting forth a good faith estimate of (a) Closing Working Capital and the resulting Working Capital Excess (the “Estimated Working Capital Excess”) or Working Capital Shortfall (the “Estimated Working Capital Shortfall”), (b) the amount of the

Company Expenses (the “Estimated Company Expenses”), (c) the amount of Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”), (d) the amount of Closing Date Cash (the “Estimated Closing Date Cash”), in each case prepared in accordance with the Balance Sheet Rules and (e) the resulting Aggregate Closing Merger Consideration (the “Estimated Aggregate Closing Merger Consideration”), the Per Share Amount and a schedule of (A) the portion of the Aggregate Closing Merger Consideration payable to each Stockholder (assuming for the purposes of such schedule that all Stockholders have timely delivered Letters of Transmittal), (B) the In-the-Money Option Payment payable to each Optionholder as determined in accordance with Section 3.2(b) and (C) the Restricted Stock Unit Payment payable to each RSU Holder as determined in accordance with Section 3.2(c) (the “Payment Schedule”), together with such reasonable supporting documentation with respect to the determination thereof as may be reasonably appropriate in the Company’s reasonable discretion to support the calculations set forth in the Estimated Closing Statement. Parent (and its Agents) shall be afforded an opportunity to review and comment on the Estimated Closing Statement and such accompanying estimates or reasonable supporting documentation, and the Company will use commercially reasonable efforts to consider any good faith comments of Parent and its Agents which are delivered to the Company at least two (2) Business Days prior to the Closing Date, provided, for the avoidance of doubt, neither Parent nor the Company shall delay the Closing because of such comments.

3.4 Transactions to be Effected at the Closing. At the Closing, the following transactions shall be effected by the Parties:

(a) Parent shall:

(i) (x) deliver to the Paying Agent, by wire transfer of immediately available funds to a bank account(s) designated in writing by the Paying Agent, an amount equal to the Aggregate Closing Merger Consideration allocable to the shares of Common Stock covered by a completed letter of transmittal, substantially in the form of Exhibit C hereto (a “Letter of Transmittal”) delivered by the applicable Stockholders to the Paying Agent at least two (2) Business Days prior to the Closing Date and (y) cause the Paying Agent to pay to each Stockholder, who shall have delivered a completed Letter of Transmittal to the Paying Agent at least two (2) Business Days prior to the Closing Date, an amount equal to the product obtained by multiplying (A) the number of the shares of Common Stock covered by such Stockholder’s Letter of Transmittal by (B) the Per Share Amount, which amount shall be payable by wire transfer of immediately available funds to the account designated in such Stockholder’s Letter of Transmittal or otherwise provided to the Paying Agent; provided, however, that if a Stockholder shall deliver a Letter of Transmittal to the Paying Agent after the Closing Date, (x) Parent shall pay to the Paying Agent for further distribution to such Stockholder, an amount equal to the product obtained by multiplying (A) the number of the shares of Common Stock covered by such Stockholder’s Letter of Transmittal by (B) the Per Share Amount, which amount shall be payable by wire transfer of immediately available funds to the account designated in such Stockholder’s Letter of Transmittal no more than three (3) Business Days after receipt by the Paying Agent of such Letter of Transmittal; provided, further, that, with respect to any shares of Common Stock that constitute Restricted Shares immediately prior to the Closing and identified on the Payment Schedule, any payment in respect of such Restricted Shares shall be paid by the Company through its ordinary payroll processes (including with respect to any applicable tax withholding);

(ii) (x) deliver to the Company, by wire transfer of immediately available funds to a bank account(s) designated in writing by the Company, an aggregate amount equal to the In-The-Money Option Payment allocable to all In-the-Money Options and (y) cause the Company to pay to each Optionholder an amount equal to the In-The-Money Option Payment allocable to such Optionholder’s In-the-Money Options as set forth on the Payment Schedule, which amount shall be payable by the Company through its ordinary payroll processes (including with respect to any applicable tax withholding);

(iii) (x) deliver to the Company, by wire transfer of immediately available funds to a bank account(s) designated in writing by the Company, an aggregate amount equal to the Restricted Stock Unit Payment allocable to all Restricted Stock Units and (y) cause the Company to pay to each RSU Holder an amount equal to the Restricted Stock Unit Payment allocable to such RSU Holder’s Restricted Stock Units as set forth on the Payment Schedule, which amount shall be payable by the Company in accordance with its ordinary payroll processes (including with respect to any applicable tax withholding);

(iv) deliver to the Representative, by wire transfer of immediately available funds to a bank account(s) designated in writing by the Representative (such designation to be made at least two (2) Business Days prior to the Closing Date), an amount in cash equal to the Reserve Amount;

(v) deliver to the Escrow Agent, by wire transfer of immediately available funds to a bank account(s) designated in writing by the Escrow Agent (such designation to be made at least two (2) Business Days prior to the Closing Date) as an escrow account(s) (the “Escrow Account”), $2,500,000 (the “Escrow Amount”) to be held by the Escrow Agent and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement;

(vi) (a) deliver, by wire transfer of immediately available funds to a bank account(s) designated in the Payoff Letter or in writing by each Person to whom any portion of the Credit Facilities Payoff Amount is owed (such designation to be made at least two (2) Business Days prior to the Closing Date), an amount in cash equal to the portion of the Credit Facilities Payoff Amount owing to such Person, on behalf of the Company and the Company Subsidiaries and (b) deliver, by wire transfer of immediately available funds to a bank account(s) designated in any additional payoff letter required to be delivered to Parent under Section 6.10(ii), an amount in cash equal to the portion required to be paid pursuant to any such payoff letter, on behalf of the Company and the Company Subsidiaries;

(vii) deliver, by wire transfer of immediately available funds to a bank account(s) designated in writing by each Person to whom any portion of the Company Expenses is owed (such designation to be made at least two (2) Business Days prior to the Closing Date), an amount in cash equal to the portion of the Company Expenses owing to such Person, on behalf of the Company and the Company Subsidiaries;

(viii) deliver to the Representative and the Escrow Agent, a copy of the Escrow Agreement, duly executed by Parent; and

(ix) deliver to the Representative, a copy of the paying agent agreement, duly executed by Parent and the Paying Agent.

(b) The Company shall deliver to Parent and the Escrow Agent, a copy of the Escrow Agreement, duly executed by the Representative and the Escrow Agent.

3.5 Post-Closing Adjustment to Aggregate Closing Merger Consideration.

(a) Within sixty (60) days after the Closing Date, Parent shall deliver to the Representative a statement (the “Statement”) setting forth Parent’s good faith determination of the (i) Closing Working Capital and the resulting Working Capital Excess or Working Capital Shortfall, if any, (ii) Closing Date Indebtedness, (iii) Closing Date Cash, (iv) Company Expenses and (v) the resulting Aggregate Closing Merger Consideration, in each case prepared in accordance with the Balance Sheet Rules. Parent shall not amend, supplement or modify the Statement following its delivery to the Representative.

(b) The Statement shall become final and binding upon the Parties on the thirtieth (30th) day following the date on which the Statement was delivered to the Representative, unless the Representative delivers written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Parent prior to such date; provided, however, that if Parent has not provided the access or information to the Representative pursuant to Section 3.8, the deadline for delivery of a Notice of Disagreement shall be tolled until Parent provides such access or information pursuant to Section 3.8. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted; provided, however, that, the Representative may provide a Notice of Disagreement on the basis that it has not been provided with adequate information to understand and evaluate the differences between the calculations contained in the statement delivered by the Company in accordance with Section 3.3, on the one hand, and the calculation contained in the Statement, on the other hand (and/or, in each case, components thereof, including the Closing Working Capital, the amount of the Closing Date Cash, the amount of the Closing Date Indebtedness and/or the amount of Company Expenses). If a Notice of Disagreement is received by Parent in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon the Parties on the earlier of (i) the date the Representative and Parent resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the fourteen (14)-day period following the delivery of a Notice of Disagreement, the

Representative and Parent shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. The Parties acknowledge and agree that the Federal Rules of Evidence Rule 408 and any similar state rules shall apply to the Representative (and any of its Agents) and Parent (and any of its Agents) during such negotiations and any subsequent dispute arising therefrom. If at the end of such fourteen (14)-day period the Representative and Parent have not resolved in writing the matters specified in the Notice of Disagreement, the Representative and Parent shall submit to an independent accounting firm (the “Accounting Firm”) to resolve such disputes (acting as an expert and not an arbitrator), in accordance with the standards set forth in this Section 3.5, only matters that remain in dispute (the “Unresolved Matters”). The Accounting Firm shall be PricewaterhouseCoopers or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be reasonably agreed upon by the Representative and Parent in writing. The Representative and Parent shall use reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within thirty (30) days of the receipt of such submission. The scope of the disputes to be resolved by the Accounting Firm shall be limited to fixing mathematical errors and determining whether the Unresolved Matters were determined in accordance with the Balance Sheet Rules and this Agreement and the Accounting Firm is not to make any other determination, including any determination as to whether the calculations contained in the statement delivered by the Company in accordance with Section 3.3, on the one hand, and the calculation contained in the Statement (and/or components thereof, including the Closing Working Capital, the amount of the Closing Date Cash, the amount of the Closing Date Indebtedness and/or the amount of Company Expenses) are correct. The Accounting Firm’s decision shall be based solely on written submissions by the Representative and Parent and their respective representatives and not by independent review. The Accounting Firm may not assign a value greater than the greatest value for such item claimed by either Party or smaller than the smallest value for such item claimed by either Party. The Accounting Firm’s final determination in accordance with the requirements of this Agreement shall be final, binding and non-appealable on the Parties, absent showing of fraud or manifest error and such final determination. The fees and expenses of the Accounting Firm incurred pursuant to this Section 3.5 shall be borne by the Representative, on the one hand (solely from the Reserve Amount), and Parent, on the other hand, in proportion to the final allocation made by such Accounting Firm of the Unresolved Matters weighted in relation to the claims made by the Representative and Parent, such that the prevailing party pays the lesser proportion of such fees, costs and expenses. For example, if the Representative claims that the appropriate adjustments with respect to the Unresolved Matters are $1,000 greater than the amount determined by Parent (and such amount is the aggregate amount of the Unresolved Matters) and if the Accounting Firm ultimately resolves the Unresolved Matters by awarding to Representative $300 of the $1,000 contested, then the fees, costs and expenses of the Accounting Firm will be allocated 30% (i.e., 300 ÷ 1,000) to Parent and 70% (i.e., 700 ÷ 1,000) to Representative.

3.6 Final Adjustment Payment. No later than the second (2nd) Business Day following the date on which the Statement becomes final:

(a) If the Final Aggregate Merger Consideration exceeds the Estimated Aggregate Closing Merger Consideration:

(i) Parent shall pay (or cause the Paying Agent or the Company, as applicable, to pay) to (a) each Stockholder such Stockholder’s Transaction Percentage of such excess, which amount shall be payable by wire transfer of immediately available funds to the account designated in such Stockholder’s Letter of Transmittal (provided, that, with respect to any shares of Common Stock that constitute Restricted Shares immediately prior to the Closing and identified on the Payment Schedule, any payment in respect of such Restricted Shares shall be paid by the Company through its ordinary payroll processes (including with respect to any applicable tax withholding)), (b) each Optionholder such Optionholder’s Transaction Percentage of such excess, which amount shall be payable by the Company in accordance with its ordinary payroll practices (including with respect to any applicable tax withholding) and (c) each RSU Holder such RSU Holder’s Transaction Percentage of such excess, which amount shall be payable by the Company in accordance with its ordinary payroll practices (including with respect to any applicable tax withholding); provided, that notwithstanding the foregoing, Parent’s aggregate payment obligation pursuant to this Section 3.6(a)(i) shall not exceed the Escrow Amount; and

(ii) Parent and the Representative shall provide a joint written instruction to the Escrow Agent to release the Escrow Amount to the Paying Agent, for further distribution to the Equityholders, in each case, as if such amounts were being distributed pursuant to Section 3.6(a)(i).

(b) If the Final Aggregate Merger Consideration is less than the Estimated Aggregate Closing Merger Consideration, then Parent and the Representative shall provide a joint written instruction to the Escrow Agent to release such shortfall to the Surviving Corporation solely and exclusively from the Escrow Account (up to a maximum amount equal to the then-remaining Escrow Amount) and Parent and the Representative shall provide a joint written instruction to the Escrow Agent to release any portion of the Escrow Amount remaining following the payment of such shortfall to the Paying Agent, for further distribution to the Equityholders as if such amounts were being distributed pursuant to Section 3.6(a)(i). Notwithstanding anything to the contrary in this Agreement, the sole and exclusive source of recourse for payment of any amount owed to Parent, Merger Sub or any other Person under this Section 3.6(b) shall be to the Escrow Account and none of Parent, the Surviving Corporation, any of the Company Subsidiaries or any other Person shall have any claim against any Equityholder or the Representative or any of their respective Affiliates in respect thereof.

(c) If the Final Aggregate Merger Consideration is equal to the Estimated Aggregate Closing Merger Consideration, then Parent and the Representative shall provide a joint written instruction to the Escrow Agent to release the Escrow Amount to the Paying Agent, for further distribution to the Equityholders as if such amounts were being distributed pursuant to Section 3.6(a)(i).

(d) The Parties shall treat all payments made pursuant to this Section 3.6 as adjustments to the Closing Merger Consideration for all U.S. federal income and applicable state and local income tax purposes, except to the extent otherwise required by applicable Law.

3.7 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 3.7), any shares of Common Stock outstanding immediately prior to the Effective Time for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has properly exercised and perfected the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”), shall not be converted into, or represent the right to receive, the consideration in accordance with Section 3.2(a), but shall instead entitle the holder thereof only to such rights as are provided to a holder of Dissenting Shares pursuant to Section 262 of the DGCL. At the Effective Time, (A) all Dissenting Shares shall be canceled and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL. The Surviving Corporation shall provide to those Stockholders who did not execute the Written Consent all information with respect to appraisal rights required by Section 262(d)(2) of the DGCL.

(b) Notwithstanding the provisions of Section 3.7(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares of Common Stock (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the consideration in accordance with Section 3.2(a) upon surrender of a Certificate.

(c) The Company shall give Parent (i) prompt written notice of any written demands for appraisal of any shares of Common Stock, including copies thereof, the withdrawals of such demands and any other instrument served on the Company under the DGCL and (ii) the right to participate in all negotiations and proceedings with respect to such demands for appraisal. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

3.8 No Adverse Actions; Access. Following the Closing, Parent shall not take any action, directly or indirectly, with respect to the accounting books and records of the Company, or the items reflected thereon, on which the Statement is to be based, that is inconsistent with the Company’s past accounting practices, solely to the extent such action would affect the final determination of the Final Aggregate Merger Consideration. No actions taken by Parent, directly or indirectly, on its own behalf or on behalf of the Surviving Corporation or the Company Subsidiaries, on or following the Closing Date shall be given effect for purposes of determining the Closing Working Capital, Closing Date Cash, Closing Date Indebtedness or Company Expenses. During the period of time from and after the Closing Date through the final determination, and payment, of the Final Aggregate Merger Consideration, Parent shall afford, and shall cause the Surviving Corporation and the Company Subsidiaries to afford, to the Representative and any Agents (including accountants, counsel or financial advisers) retained by the Representative in connection with the review of the Statement (and/or any components thereof), reasonable access during normal business hours upon reasonable advance notice to all the properties, books, contracts, personnel, Agents (including the Company’s accountants) and records of the Surviving Corporation, the Company Subsidiaries and such Agents (including the work papers of the Surviving Corporation’s accountants) relevant to the review of the Statement and Parent’s determination of Closing Working Capital, Company Expenses, Closing Date Cash and Closing Date Indebtedness in accordance with Section 3.5; provided, that (i) the Representative and such Agents have executed customary access and confidentiality agreements, (ii) information that is subject to attorney-client privilege is not required to be made available (provided, that Parent, the Surviving Corporation and the Company Subsidiaries shall use their commercially reasonable efforts to disclose such information (or portions thereof) in a manner that would not violate the foregoing), (iii) work papers of the Surviving Corporation’s and the Company Subsidiaries’ accountants shall be made available only if permitted by such accountants (it being agreed that Parent shall use reasonable best efforts to cause such accountants to permit such access to their work papers) and (iv) any such access shall be conducted in a manner not to unreasonably interfere with the business or operations of the Surviving Corporation and the Company Subsidiaries.

3.9 Company Actions. If requested by Parent at least five (5) days prior to the Effective Time, the board of directors of the Company (or, if appropriate, any committee thereof administering the Equity Incentive Plan) shall adopt such resolutions and take such other actions as may be required to cause the Equity Incentive Plan to terminate at the Effective Time.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules (the “Disclosure Schedules”), the Company represents and warrants to Parent on and as of the date of this Agreement and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date) as follows:

4.1 Organization and Qualification.

(a) The Company is a corporation duly incorporated and validly existing under the Laws of the State of Delaware.

(b) Each Company Subsidiary is duly organized, validly existing and in good standing under the Laws of the state of its incorporation or organization, except where the failure to be so organized, validly existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially impair or delay the Company’s ability to effect the transactions contemplated hereby.

(c) The Company Group has all requisite organizational power and authority to own, lease and operate their respective properties and carry on their business as presently owned or conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially impair or delay the Company’s ability to effect the transactions contemplated hereby. Except as set forth on Schedule 4.1, the Company and each Company Subsidiary have been qualified, licensed or registered to transact business as a foreign company and each is in good standing (or the equivalent thereof) in each jurisdiction in which the ownership or lease of property or the conduct of its business requires such qualification, license or registration, except where the failure to be so qualified, licensed or registered or in good standing (or the equivalent thereof) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially impair or delay the Company’s ability to effect the transactions contemplated hereby.

(d) The Company has made available to Parent complete and accurate copies of the Organizational Documents of each material member of the Company Group and the Stockholders Agreement, as applicable, all as amended and in full force and effect as of the date of this Agreement. No material member of the Company Group is in violation of any terms of its Organizational Documents or the Stockholders Agreement.

4.2 Capitalization of the Company.

(a) Schedule 4.2(a) sets forth (i) a complete and accurate list of the authorized, issued and outstanding equity securities of the Company as of the date of this Agreement and (ii) as of the date hereof, for each Equity Award that is issued and outstanding, (A) the holder’s name, (B) the number of shares of Common Stock subject to such Equity Award, (C) the grant date and vesting commencement date for such Equity Award, (D) the exercise price per share of Common Stock purchasable under any such Equity Award that is an Option, (E) the vesting schedule and whether the vesting of such Equity Award is subject to any acceleration in connection with the Merger, and (F) whether any such Equity Award that is an Option is intended to be an “incentive stock option” as defined in Section 422 of the Code or subject to Section 409A of the Code.

(b) Except as set forth on Schedule 4.2(a), there are no other equity securities of the Company authorized, issued, reserved for issuance or outstanding, and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights, conversion rights and exchange rights), calls, puts or commitments of any character whatsoever, relating to the equity securities of, or other equity or voting interest in, the Company, to which the Company or any of the Company Subsidiaries is a party or is bound requiring the issuance, delivery or sale of equity securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the equity securities of, or other equity or voting interest in, the Company to which the Company is a party or is bound. The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the Equityholders of the Company on any matter. Other than the Stockholders Agreement, there are (i) no contracts to which the Company is a party or by which it is bound to (x) repurchase, redeem or otherwise acquire any equity securities of, or other equity or voting interest in, the Company or (y) vote or dispose of any equity securities of, or other equity or voting interest in, the Company and (ii) no irrevocable proxies and no voting agreements with respect to any equity securities of, or other equity or voting interest in, the Company.

(c) All of the issued and outstanding Common Stock of the Company is duly authorized, validly issued and, except as provided in the Stockholders Agreement, free of any preemptive rights in respect thereto.

(d) All grants of Equity Awards were validly issued and properly approved by the board of directors of the Company (or a duly constituted and authorized committee thereof) in accordance with the Equity Incentive Plan and applicable Law. All Options have been granted with an exercise price per share at least equal to the fair market value of the underlying share of Common Stock within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder, as applicable, on the date each Option was granted.

4.3 Subsidiaries.

(a) Schedule 4.3(a) sets forth a complete and accurate list of the name and jurisdiction of each of the Company’s Subsidiaries (each a “Company Subsidiary,” and collectively, the “Company Subsidiaries”) and the authorized, issued and outstanding capital stock of each Company Subsidiary.

(b) All of the outstanding capital stock of each Company Subsidiary is duly authorized, validly issued and is directly owned of record by the Company or a Company Subsidiary, free and clear of any Encumbrances, other than (i) Permitted Encumbrances and (ii) Encumbrances created by Parent’s, Merger Sub’s or their respective Affiliates’ acts, and there are (A) no other equity securities of any Company Subsidiary authorized, issued, reserved for issuance or outstanding and (B) no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights, conversion rights and exchange rights), stock appreciation rights, calls, puts or commitments of any character whatsoever to which any Company Subsidiary is a party or is bound requiring the issuance, delivery or sale of equity securities of any Company Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the equity securities of, or other equity or voting interest in, any Company Subsidiary to which the Company or a Company Subsidiary is bound. No Company Subsidiary has any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of such Company Subsidiary on any matter. There are no contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound to (x) repurchase, redeem or otherwise acquire any limited liability company interests, or other equity or voting interest in, any Company Subsidiary or (y) vote or dispose of any limited liability company interests, or other equity or voting interest in, any Company Subsidiary. There are no irrevocable proxies and no voting agreements with respect to any limited liability company interests, or other equity or voting interest in, any Company Subsidiary.

(c) Except as set forth on Schedule 4.3(c), neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock of, or equity ownership or voting interest in, any Person (other than a Company Subsidiary).

4.4 Authority; Binding Obligation. The Company has all requisite corporate authority and power to execute, deliver and perform this Agreement and each other agreement, document or certificate contemplated by this Agreement (the “Ancillary Documents”) to which the Company is a party and to consummate the transactions contemplated hereby. This Agreement and the Ancillary Documents to which the Company is a party and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the Ancillary Documents to which the Company is a party and the consummation of the transactions contemplated hereby. This Agreement and the Ancillary Documents to which the Company is a party have been duly executed and delivered by the Company and, assuming that this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (b) general principles of equity (collectively, the “Equitable Exceptions”). The adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote is the only vote or approval of the holders of any of the Company’s capital stock necessary under applicable Law, the Organizational Documents of the Company or the Stockholders Agreement to adopt this Agreement and consummate the transactions contemplated hereby.

4.5 No Defaults or Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company and performance by the Company of its obligations hereunder (a) does not conflict with or result in any violation of the applicable Organizational Documents of the Company or the Stockholders Agreement; (b) except as set forth on Schedule 4.5(b), does not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default or an event that, with or without notice or lapse of time or both, would become a default under any Material Contract or Lease or result in or permit the termination of any provision of, or result in or permit the acceleration of the maturity, cancellation of performance of any obligation under, or result in the loss of a right or benefit under, or result in the creation or imposition of any

Encumbrance (other than Permitted Encumbrances) of any nature whatsoever upon any assets or property of the Company Group, or give to others any interests or rights therein under, any Material Contract or Lease; and (c) does not conflict with or violate in any respect any existing applicable Law, judgment, order or decree of any Governmental Authority having jurisdiction over the Company, the Company Subsidiaries or any of their respective properties, except in the case of clauses (b) or (c) for such conflicts, breaches, defaults, terminations, accelerations, cancellations, loss of rights or benefits and Encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially impair or delay the Company’s ability to effect the transactions contemplated hereby.

4.6 No Governmental Authorization Required. Except for the filing of the Certificate of Merger with the Office of the Secretary of State of Delaware, applicable requirements of Antitrust Laws or as otherwise set forth on Schedule 4.6, no authorization or approval, consent, licenses, orders, permits, or registrations, declarations or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Company in connection with the due execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, except with respect to such authorizations, approvals, notices or filings with any Governmental Authority that, (a) if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially impair or delay the Company’s ability to effect the transactions contemplated hereby or (b) become applicable as a result of the business or activities in which Parent or Merger Sub is or proposes to be engaged or as a result of any acts or omissions by, or the status of or any facts pertaining to, Parent or Merger Sub.

4.7 Financial Statements.

(a) Schedule 4.7(a) sets forth complete and accurate copies of the Financial Statements. The consolidated balance sheets included in the Financial Statements fairly present, in all material respects, the consolidated financial position of Rotech Healthcare Inc. and its consolidated Subsidiaries as of their respective dates, and the other related statements included in the Financial Statements, in all material respects, fairly present the results of their consolidated operations and cash flows for the periods indicated, in each case in accordance with GAAP applied on a consistent basis, with only such deviations from such accounting principles and/or their consistent application as are referred to in the notes to the Financial Statements and subject, in the case of the Unaudited Financial Statements, to year-end and/or audit adjustments, none of which are expected to be material, individually or in the aggregate, to the Company Group, taken as a whole, and the absence of footnotes. The Financial Statements, including the footnotes thereto, have been prepared from the books and records of Rotech Healthcare Inc. and its consolidated Subsidiaries, and have been prepared in accordance with GAAP consistently applied.

(b) Except (i) as set forth on Schedule 4.7(b) or as reserved against on the face of the Financial Statements, (ii) for liabilities incurred in the ordinary course of business since the date of the Interim Balance Sheet (none of which is a liability for breach of contract, tort, misappropriation, or infringement or a claim or lawsuit or an environmental liability), (iii) those incurred in connection with, or arising out of, (A) the negotiation, preparation or execution of this Agreement, (B) the performance by the Company of its covenants or agreements set forth in this Agreement and/or (C) the consummation by the Company of the transactions contemplated by this Agreement and (iv) as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, the Company Group does not have any liabilities of any kind whatsoever, whether accrued, contingent, absolutely determined or determinable.

(c) Except as set forth in the Audited Financial Statements, neither the Company nor any Company Subsidiary maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities and Exchange Commission.

(d) The Company Group maintains a system of accounting and internal controls sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization and (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Except as set forth on Schedule 4.7(d), for the period covering the Financial Statements, there has not been (i) any significant deficiency or material weakness in any system of internal accounting controls used by the Company Group, (ii) any fraud or material wrongdoing that involves any of the management or other employees of the Company Group who have a role in the preparation of the Financial Statements or the internal accounting controls used by the Company Group or (iii) any claim or allegation regarding any of the foregoing.

4.8 Intellectual Property, Data Privacy, and Data Security.

(a) Schedule 4.8(a) sets forth a list of all of the following Intellectual Property as of the date hereof: (i) all registered trademarks and pending trademark applications owned by the Company Group; (ii) all registered copyrights owned by the Company Group; (iii) all registered patents and pending applications owned by the Company Group, and (iv) domain names owned by the Company Group (collectively, the “Registered Intellectual Property”). Each material item of the Registered Intellectual Property is valid (or in the case of applications, applied for), subsisting and in effect, and enforceable.

(b) Except as set forth on Schedule 4.8(b), the Company or a Company Subsidiary, as applicable, exclusively owns all material Company Owned Intellectual Property and, is licensed to use or otherwise has the right to use all other material Intellectual Property used in the operation of the business of the Company Group, in each case free and clear of any Encumbrances, other than Permitted Encumbrances. No Actions are pending or, to the knowledge of the Company, threatened challenging the ownership, enforceability or validity of any Company Owned Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except as set forth on Schedule 4.8(c), (i) to the knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating, and has not, in the past three (3) years, infringed upon, misappropriated or otherwise violated, any of the Intellectual Property owned by the Company or any Company Subsidiary, and (ii) the conduct of the business of the Company and the Company Subsidiaries does not infringe upon, misappropriate or otherwise violate, and has not, in the past three (3) years, infringed upon, misappropriated or otherwise violated, any Intellectual Property right of any third party and for the past three (3) years, there has been no Action against, and there is no Action that is currently pending against, the Company or any Company Subsidiary alleging that the conduct of the business of the Company and the Company Subsidiaries infringes upon, misappropriates or otherwise violates any Intellectual Property rights of a third party except, in the case of clauses (i) or (ii) above, as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole.

(d) No Person (other than the Company or any Company Subsidiary) has access or possession of, or any current or contingent right to access or possess, any source code included in the material Company Owned Intellectual Property, and no material software included in the Company Owned Intellectual Property has been used, modified, distributed, licensed, conveyed or made available to third parties by the Company or any Company Subsidiary other than to employees and independent contractors in the ordinary course of business pursuant to a written confidentiality agreement. No material software included in the Company Owned Intellectual Property incorporates or interacts with any Open Source Software in a manner that would require the Company or any Company Subsidiaries to (i) make any proprietary source code available to any Person, including for the purpose of making modifications or derivative works, (ii) grant, or purport to grant, to any third party any rights or immunities under any Company Owned Intellectual Property, or (iii) restrict the Company or any Company Subsidiary from charging a fee for such software owned by the Company or a Company Subsidiary.

(e) The Company and each Company Subsidiary take and have taken commercially reasonable actions to maintain and preserve the confidentiality of the trade secrets that comprise material Company Owned Intellectual Property. All Persons who have participated in the creation, development, or reduction to practice of any material Company Owned Intellectual Property for or on behalf of the Company Group have executed and delivered a valid and enforceable agreement providing for (i) the non-disclosure by such Person of any material trade secrets or other confidential information of the Company Group, and (ii) the assignment by such Person to the Company group of any such material Intellectual Property rights arising out of such Person’s employment by, engagement by or contract with the Company Group (or ownership of such Intellectual Property rights has automatically vested in the Company Group as a matter of Law). To the knowledge of the Company, no Person is in violation of any agreement referenced in this Section 4.8(e), except for such violations that would not, individually or in the aggregate, material to the operation of the business of the Company Group, taken as a whole.

(f) In the last three (3) years, the Company and each Company Subsidiary is, and has been, in compliance in all material respects with (i) their respective internal and external privacy and security policies, (ii) all applicable Privacy Laws, (iii) all industry and self-regulatory standards to which the Company or any Company Subsidiary is bound or to which it purports to adhere (including, if applicable, the Payment Card Industry Data Security Standard), and (iv) all Contracts to which the Company or any Company Subsidiary is a party to, or is otherwise bound, to the extent relating to the collection, use, storage, processing, transfer or disclosure of Personal Data (collectively, “Privacy Requirements”).

(g) Except as set forth on Schedule 4.8(g) or as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole, in the last three (3) years, there have been (i) no Security Incidents that the Company Group has been subjected to or experienced and (ii) no Actions, complaints, investigations, or lawsuits related to the Company Group’s collection, storage, use, or processing of Personal Data, any Security Incident or Privacy Requirement.

(h) Except as set forth on Schedule 4.8(h) or as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole, in the last three (3) years, there have been (i) no failures, outages, or disruptions of the Company IT Systems and (ii) no incidents of unauthorized access, loss, or breach of security with respect to the Company IT Systems or any material confidential or proprietary information of the Company Group. For the past three (3) years, the Company and the Company Subsidiaries have implemented and maintained commercially reasonable safeguards designed to protect the Company IT Systems and the Personal Data transmitted thereby, and the Company IT Systems are sufficient in all material respects for the conduct of the business of the Company Group.

4.9 Compliance with the Laws. For the past three (3) years, the business of the Company Group, taken as a whole, has not been conducted in material violation of any applicable Laws. For the past three (3) years, no member of the Company Group has received written notice from a Governmental Authority asserting any noncompliance with any applicable Law by any member of the Company Group that has not been cured as of the date of this Agreement, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially impair or delay the Company’s ability to effect the transactions contemplated hereby.

4.10 Contracts. Schedule 4.10 (collectively, the Contracts listed on Schedule 4.10 are referred to herein as the “Material Contracts”) lists a complete and accurate list of, as of the date of this Agreement, and copies have been made available to Parent of, all Contracts (other than Company Plans, Leases and purchase orders) to which the Company or any Company Subsidiary is a party or to which their respective assets, property or business are bound or subject as of the date of this Agreement, which:

(a) are contracts, agreements or instruments relating to Indebtedness for borrowed money in excess of $5,000,000 (other than any Indebtedness to be paid at Closing under Section 3.4) or creating or granting a material Encumbrance on any assets of the Company Group other than Permitted Encumbrances;

(b) are leases or agreements under which any member of the Company Group (i) is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,000,000 or (ii) is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by any member of the Company Group, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,000,000;

(c) are contracts, agreements or instruments (i) prohibiting any member of the Company Group from freely engaging in any current line of business of the Company Group or (ii) restricting in any material respect any member of the Company Group from freely competing with any Person or in any geographic area or offering or selling any product or service to any Person;

(d) provide for the acquisition or disposition by the Company Group of any capital stock, business, product line or a material amount of stock or assets of any other Person (whether by merger, sale of stock, sale of assets or otherwise) (A) entered into at any time during the two (2) year period prior to the date of this Agreement, (B) pursuant to which any member of the Company Group has material remaining obligations (other than customary confidentiality and non-disclosure obligations or customary covenants to provide reasonable access to books and records), or (C) relating to the grant to any Person of any preferential rights to purchase any of its asserts or property;

(e) are contracts, agreements or instruments relating to the future disposition or acquisition of material assets or properties by any member of the Company Group, or any merger or business combination with respect to any member of the Company Group;

(f) any Contract (A) under which any member of the Company Group licenses or has rights to any Intellectual Property owned by third parties or under which any member of the Company Group grants any third party a license or rights to any Company Owned Intellectual Property, in each case, other than (x) any non-exclusive, commercially available, “off-the-shelf” software license that provides for payments by any member of the Company Group of less than of $200,000 per annum or (y) non-exclusive licenses granted to customers or resellers or other distributors in the ordinary course of business; (B) for the acquisition, divestiture, or development of material Intellectual Property (other than employee invention assignment agreements executed on the any member of the Company Group’s standard form of agreement); or (C) affecting any member of the Company Group’s ability to use or enforce any material Company Owned Intellectual Property (including concurrent use agreements, settlement agreements, coexistence agreements, and covenant not to sue agreements);

(g) are contracts, agreements or instruments that includes any continuing “earn-out” or other similar contingent or deferred payment obligations on the part of any member of the Company Group in connection with acquisitions by any member of the Company Group of assets or capital stock or other equity interests of any Person;

(h) are contracts, agreements or instruments that grants any rights of first refusal, rights of first offer or other similar rights to any Person with respect to any equity interests or material asset of any member of the Company Group;

(i) require any capital commitment or capital expenditure (or series of capital expenditures) by the Company Group in an amount that, individually or in the aggregate, is greater than $1,000,000, excluding any capital expenditure in connection with patient service equipment or in the ordinary course in accordance with the Company’s capital budget;

(j) are contracts or agreements with Top Suppliers or Top Customers (excluding any immaterial addendums or schedules thereto);

(k) are Related Party Agreements;

(l) provide for the indemnification of any Person by the Company or any of its Subsidiaries, other than indemnification provisions arising in the ordinary course;

(m) are current Government Contracts including all material options and anticipated orders;

(n) are current mentor-protégé agreements, joint venture agreements, strategic alliance, partnership, or any current contracts awarded in connection with such agreements (including, for the avoidance of doubt, any prime contracts or subcontracts awarded to such a joint venture in which the Company or any Company Subsidiary holds interests);

(o) are not otherwise included in clauses (j), (m) or (n) above, that are contracts, agreements or instruments under which any member of the Company Group has made payments under of more than $7,500,000 in the twelve (12) calendar months ended the date hereof, or any member of the Company Group has received payments pursuant to, of more than $7,500,000 in the twelve (12) calendar months ended the date hereof;

(p) are collective bargaining agreements or other labor-related Contracts with a labor union, works council, labor organization, or other employee representative (each, a “Labor Agreement”);

(q) are settlements, conciliations or similar agreements or pursuant to which the Company or any Company Subsidiary will have any material outstanding obligation after the date of this Agreement; and

(r) that contain “most favored nation” obligations, minimum purchase requirements or commitments or similar restrictions binding on any member of the Company Group.

With respect to all Material Contracts, as of the date of this Agreement, neither the Company, any Company Subsidiary nor, to the knowledge of the Company, any other party to any such contract is in breach thereof or default thereunder and, to the knowledge of the Company, there does not exist under any Material Contract any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by the Company, any Company Subsidiary or, to the knowledge of the Company, any other party to such Material Contract, in each case, except for such breaches, defaults and events as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole. Each Material Contract is legal, valid and binding on the applicable member of the Company Group, is in full force and effect and is enforceable against the applicable member of the Company Group, and, to the knowledge of the Company, against the other parties thereto in accordance with its terms (except as such enforceability may be limited by the Equitable Exceptions).

With respect to Government Contracts, for the past three (3) years, except as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole: (a) the Company and its Subsidiaries have been in compliance with applicable legal and contractual requirements, and all invoices and certifications were accurate in all material respects when made; (b) no Government Contract was awarded on the basis of any “Small Business” status or other preferred bidder designation, or was awarded or is payable based on incurred costs or a disclosure of pricing offered to other customers or a pricing guarantee, or includes a duty to accumulate, allocate or report costs of performance, or requires or involves access to classified information or facilities, or provides a Governmental Authority or customer with rights to Intellectual Property other than pursuant to the same standard license offered to commercial customers; (c) neither the Company nor any of its Subsidiaries nor any of their respective principals, officers, directors, owners or managers have been suspended, debarred or excluded by a Governmental Authority nor been in violation of any applicable requirement regarding lobbying, political activity or the offering or giving anything of value to a representative of a Governmental Authority; and (d) all Government Contracts were properly awarded and the applicable member of the Company Group has not violated the federal False Claims Act or other Laws applicable to the formation or performance of Government Contracts, nor have the Company or any of its Subsidiaries received any written notice from a Governmental Authority asserting a claim or regarding an investigation, audit or legal or administrative proceeding involving the Company or any of its Subsidiaries or their respective principals, officers, directors, owners or managers, or any written assertion of inaccurate certification, improper billing, false claim, or violation of Law, default termination or material breach related to a Government Contract. Except as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole, with respect to contracts awarded by a Governmental Authority to a joint venture (or any affiliated entity) of which any member of the Company Group is a party (including, for the avoidance of doubt, any contracts awarded in connection with a mentor-protégé agreement), (i) such contracts are legal, valid and binding on the parties thereto, (ii) representations, certifications and reports made in connection with such contracts and associate procurements conducted by a Governmental Authority were accurate when made, (iii) the parties to such contracts and associated subcontracts have complied with applicable laws, regulations and restrictions concerning participation of such joint ventures in procurements conducted by a Governmental Authority, and (iv) neither such contracts nor such joint ventures have been the subject of a Small Business Administration (“SBA”) certificate of competency, size determination, size protest, size appeal or a review of eligibility of any status under the administration of the SBA, nor any revocation of or challenge to eligibility under programs of the Department of Veterans Affairs (“VA”) promoting the participation of small businesses and/or veteran-owned businesses in procurements conducted by a Governmental Authority; nor have there been any bid protests or administrative or court proceedings challenging the eligibility of such a joint venture or award of such a contract under a procurement conducted by a Governmental Authority.

4.11 Litigation. Except as set forth on Schedule 4.11, there are no, and for the past three (3) years there have not been, any Actions pending, settled, threatened in writing by or against the Company or any Company Subsidiary, by or before any Governmental Authority that, individually or in the aggregate, would reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole, or would or would reasonably be expected to affect the Company’s ability to consummate the transactions contemplated hereby. Except as set forth on Schedule 4.11, neither the Company nor any Company Subsidiary is subject to any material unsatisfied order, judgment, injunction, ruling, decision, award, writ or decree of any Governmental Authority.

4.12 Taxes. Except as set forth on Schedule 4.12:

(a) All IRS Form 1120s and other material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been timely (within any applicable extension periods) filed, and all such Tax Returns are complete and correct in all material respects.

(b) The Company Group has fully and timely paid all U.S. federal Income Tax and other material Taxes due and owing by any member of the Company Group (whether or not shown as due and owing on a Tax Return).

(c) All U.S. federal Income Tax and other material deficiencies for Taxes asserted or assessed in writing against the Company or the Company Subsidiaries have been fully and timely (within any applicable extension periods) paid or settled.

(d) No Action with respect to U.S. federal Income Tax and other material Taxes or Tax Returns of the Company or a Company Subsidiary is pending or, threatened in writing (and not finally resolved). There are no requests for rulings or determinations in respect of any U.S. federal Income Tax and other material Tax pending between a member of the Company Group, on the one hand, and any Governmental Authority, on the other hand.

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any U.S. federal Income Tax and other material claim for, or the period for the collection or assessment or reassessment of, any U.S. federal Income Tax and other material Taxes due from the Company or any Company Subsidiary for any taxable period and no written request for any such waiver or extension is currently pending, and there is not in force any extension of time with respect to the date for the filing of any Income Tax and other material Tax Return by the Company or any Company Subsidiary (other than extensions obtained in the ordinary course of business).

(f) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting (and associated adjustment pursuant to Code Section 481 or any corresponding or similar provision of state, local or non-U.S. Law)made prior to Closing in respect of a taxable period (or portion thereof) ending on or prior to the Closing Date; (B) the use of an improper method of accounting prior to Closing, (C) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed prior to the Closing; (C) installment sale or open transaction disposition made prior to Closing; or (D) prepaid amount received or deferred revenue accrued prior to the Closing (other than prepaid amounts or deferred revenue arising in the ordinary course of business).

(g) There are no liens for Taxes (other than liens for Taxes not yet due and payable) on any assets of the Company or any Company Subsidiary.

(h) Neither the Company nor any Company Subsidiary has been a member of an Affiliated Group as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary or similar group under state, local or non-U.S. Law), other than any such group the common parent of which is the Company or a Company Subsidiary. Neither the Company nor any Company Subsidiary is liable for material Taxes of any Person (other than a member of the Company Group) under Treasury Regulations Section 1.1502-6 (or the corresponding provision of state, local or non-U.S. Law), as a transferee or successor, by contract or operation of Law, or otherwise.

(i) Within the last two years, neither the Company nor any Company Subsidiary has been a party to a transaction that was purported or intended to be governed by Section 355 or Section 361 of the Code.

(j) Neither the Company nor any Company Subsidiary is or has been a party to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(k) The Company and each of its Subsidiaries is in material compliance with applicable Laws relating to the withholding of any Taxes required to be withheld and paid to an applicable Governmental Authority in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(l) With respect to a member of the Company Group, no unresolved written claim has been made by a taxing authority in a jurisdiction where such member of the Company Group does not file Tax Returns claiming that such member of the Company Group is or may be required to file a Tax Return in such jurisdiction.

(m) Neither the Company nor any Company Subsidiary is a party to any written Tax sharing, allocation, indemnification, apportionment or similar agreement (other than any contract the principal purpose of which is not related to Taxes (such as a loan or a lease)).

(n) No private letter rulings, technical advance memoranda or similar agreements or rulings have been entered into or issued by any taxing authority to the Company or any Company Subsidiary that could have any effect after Closing.

(o) All material sales and use and value added Taxes required to be collected and remitted by the Company Group have been timely collected and to the extent required, have been remitted to the relevant Governmental Authority.

(p) The Company Group has complied in all material respects with all escheat and abandoned or unclaimed property Laws and does not have any material liability under any escheat, abandoned or unclaimed property Laws.

(q) No member of the Company Group is a resident, or has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business, in a country other than the United States.

(r) Neither the Company nor any of its Subsidiaries is or has been in the last five years a “United States shareholder” (within the meaning of Section 951(b) of the Code) with respect to a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code).

4.13 Permits. Schedule 4.13 lists each material license, permit, registration, emergency authorization, approval, and other governmental authorization, that is held by the Company Group and is necessary for the lawful conduct of the Company’s and each Company Subsidiary’s businesses as presently conducted, or the lawful ownership of properties and assets or the operation of their businesses as presently conducted (collectively, “Permits”). The Company Group has not received any notice or other written communication from any Governmental Authority or any other Person regarding any actual, alleged, or potential violation of, failure to comply with, revocation, withdrawal, suspension, cancellation, termination or modification (excluding recurring renewal notifications) of any Permit. The Company Group has, and for the past three (3) years has had, all material Permits. All such Permits are in full force and effect.

4.14 Employee Benefit Plans.

(a) Schedule 4.14(a) contains a true and complete list of each Company Plan. For purposes of this Agreement, a “Company Plan” is a material written “employee benefit plan” (within the meaning of Section 3(3) of ERISA), stock purchase, stock option or other equity or equity-based, severance, employment, consulting, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, welfare benefit, post-employment or post-termination welfare, leave, salary continuation, life or disability insurance, or other employee benefit or compensation, contract, arrangement plan, agreement, program or policy, whether or not subject to ERISA, sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has or could reasonably be expected to have any current or contingent liability or obligation.

(b) With respect to each Company Plan, the Company has made available to Parent, complete, accurate and current copies of, to the extent applicable: (i) the plan documents, any related trust agreements and all amendments thereto (or, to the extent no document exists, a written description of all material terms thereof); (ii) the most recent IRS determination letter; (iii) the most recent summary plan description; (iv) all related insurance contracts or other funding arrangements; and (v) for the most recent plan year (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c) (i) Each Company Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole; (ii) each Company Plan that is intended to be qualified within the meaning of Code Section 401(a) has received a favorable determination letter from the IRS as to its qualification, and, to the knowledge of the Company, nothing has occurred that could reasonably be expected to cause the loss of such qualification; and (iii) except as set forth on Schedule 4.14(c), neither the Company nor any Company Subsidiary has any liability or obligation, including under any Company Plan, to provide medical, death or other welfare benefits to any Person beyond their termination of employment or service (other than coverage mandated by Law for which the covered individual pays the full cost of coverage).

(d) Except as set forth on Schedule 4.14(d), none of the Company Plans are, and neither the Company nor any Company Subsidiary maintains sponsors, contributes to, has an obligation to contribute to or has any current or contingent liability or obligation (including on account of an ERISA Affiliate), under or with respect to: (i) any “defined benefit plan” (as defined under Section 3(35) of ERISA) or any other plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code, (ii) a “multiemployer plan” (as defined under Section 3(37) of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). Neither the Company nor any Company Subsidiary has any current or contingent liability or obligation as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(e) With respect to any Company Plan, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole. There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA and no breach of fiduciary duty (as determined under ERISA) has occurred with respect to any Company Plan, except as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole.

(f) Neither the Company nor any Company Subsidiary has incurred (whether or not assessed) or could reasonably be expected to incur any material Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event, could: (i) entitle any current or former employee, officer, director or other individual service provider of the Company or any Company Subsidiary (or any dependent or beneficiary thereof) to any material payment of compensation or benefits (whether in cash, property or the vesting of property); (ii) materially increase the amount of compensation or benefits due or payable to any such person set forth in the preceding clause (i); (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; (iv) require a contribution by the Company or any Company Subsidiary to any Company Plan; (v) restrict the ability of the Company or any Company Subsidiary to merge, amend or terminate any Company Plan or (vi) result in the forgiveness of any employee or service provider loan.

(h) No payment or benefit, individually or together with any other payment or benefit, that could be received (whether in cash, property or the vesting of property), as a result of the transactions contemplated by this Agreement, either alone or in combination with another event, by any current or former employee, officer, director or other individual service provider of the Company or any Company Subsidiary would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

(i) Neither the Company nor any Company Subsidiary has any current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax law).

4.15 Labor Relations.

(a) Except as disclosed on Schedule 4.15(a) or as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole, in the last three years: (i) neither the Company nor any of the Company Subsidiaries have experienced any work stoppage, labor strike, lockout, slowdown, material labor grievance, material labor arbitration or other material labor dispute, (ii) there have been no labor organizing, certification or de-certification activities with respect to any employees of the Company or any of the Company Subsidiaries, and (iii) there has been no unfair labor practice charge or complaint against the Company or any of the Company Subsidiaries pending before the National Labor Relations Board or any similar Governmental Authority.

(b) Except as disclosed on Schedule 4.15(b), neither the Company nor any of the Company Subsidiaries is a party to or bound by any Labor Agreement or relationship with any labor union, labor organization, works council, employee representative or group of employees and no employees of the Company or any of the Company Subsidiaries are represented by any labor union, labor organization, works council, employee representative or group of employees with respect to their employment with the Company or any of the Company Subsidiaries.

(c) The Company and each of the Company Subsidiaries have reasonably and impartially investigated all sexual harassment, or other harassment, discrimination or retaliation allegations (except those the Company or the applicable Company Subsidiary reasonably deemed to not have merit), against any officers, directors, executives or supervisory employees of the Company or any Company Subsidiary that have been reported to the Company or any Company Subsidiary or of which the Company or any Company Subsidiary was otherwise aware in the past three years, except as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole. With respect to each such allegation (except those the Company or the applicable Company Subsidiary reasonably deemed to not have merit), the Company or the applicable Company Subsidiary has taken prompt corrective action reasonably calculated to prevent further improper action, and does not expect any material liability with respect to any such matters.

(d) To the knowledge of the Company, as of the date of this Agreement, no current employee whose total annual compensation (i.e., annual base salary and target bonus) exceeds $150,000, intends to terminate his or her employment with the Company or any Company Subsidiary prior to the one-year anniversary of the Closing.

(e) To the knowledge of the Company, no current or former employee or independent contractor of the Company or any Company Subsidiary whose total annual compensation (i.e., annual base salary and target bonus) exceeds $150,000 is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, fiduciary duty, noncompetition agreement or restrictive covenant obligation: (i) owed to the Company or any Company Subsidiary, or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or any Company Subsidiary.

4.16 Environmental Compliance. Except as set forth on Schedule 4.16, (i) the Company Group is, and for the past three (3) years has been, in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect; (ii) for the past three (3) years, the Company Group has obtained, maintained and complied with all Permits required under any applicable Environmental Laws for the operation of the business and occupancy of the facilities of the Company Group as presently conducted, except where the failure to obtain, maintain and comply with such Permits would not, individually or in the aggregate, have a Material Adverse Effect; (iii) there are no material pending or threatened Environmental Claims against (or, to the extent unresolved, that have been received by) the Company or any Company Subsidiary; and (iv) no treatment, storage, disposal, arrangement for disposal, transportation, handling, sale, distribution or release of, contamination by or exposure of any person to any Hazardous Substance has occurred (including on, in, under or from the Real Property for which the Company has any material liability or obligation under any Environmental Law), including to perform any investigation or remedial action. The Company has made available to Parent all material environmental assessments, audits and reports and all other material documents bearing on material unresolved environmental, health or safety liabilities in the Company’s custody or control relating to its current or former operations, properties or facilities, including any actual or potential conditions of contamination on the Real Property.

4.17 Insurance. All material insurance policies (the “Insurance Policies”) with respect to the properties, business and material assets of the Company Group are in full force and effect in all material respects. No member of the Company Group is in breach or default with respect to its obligations under any such insurance policies, and all premiums due thereon have been paid. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received either a written notice of a material increase of premiums with respect to, or cancellation, default, termination or non-renewal of, any Insurance Policy. The Company has made available to Parent true, correct and complete copies of all of the Insurance Policies and loss runs thereunder for the last two (2) years in respect of the Company Group.

4.18 Real Property; Title to Assets.

(a) Schedule 4.18(a) sets forth a complete and accurate list of all of the real property owned by the Company or any of the Company Subsidiaries (such real property, the “Owned Real Property”). The Company Group has valid fee simple title to the Owned Real Property free and clear of any Encumbrances other than Permitted Encumbrances. Except as set forth in Schedule 4.18(a), (i) the Company Group has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. The Company Group is not a party to any agreement or option to purchase any real property.

(b) Schedule 4.18(b) contains a complete and accurate list as of the date of this Agreement of (i) all real property leased or subleased by the Company Group as lessee or sublessee for which the annual rent exceeds $200,000 (the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”) and (ii) all leases or subleases of the Leased Real Property under which the Company or any of the Company Subsidiaries leases or subleases the Leased Real Property, as lessee or sublessee (as the same may have been amended, supplemented or otherwise modified from time to time, the “Leases”). The Company has delivered to Parent a true and complete copy of each such Lease document. The Company or a Company Subsidiary, as applicable, has valid, legal, binding and enforceable leasehold interests in full force and effect in the Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company Group, taken as a whole, with respect to the Leases, (i) neither the Company nor any Company Subsidiary is in breach thereof or default thereunder in each case except for such breaches and defaults as to which requisite waivers or consents have been obtained, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, in each case except for such breaches, defaults, events and circumstances as to which requisite waivers or consents have been obtained; (ii) the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property subject to such Lease or any portion thereof; and (iii) the Company Group has not collaterally assigned or granted any security interest in any Leased Real Property or any interest therein, except for assignments or security interests (x) in favor of the lessor or sublessor under a Lease, or (y) securing liabilities set forth on Schedule 4.7(b) or the Financial Statements.

(c) Except as set forth on Schedule 4.18(c), the Company or a Company Subsidiary, as applicable, has good and valid title to all of its material tangible and intangible assets, personal and mixed, used or held for use in, or which are necessary to conduct, the business of the Company Group as currently conducted, free and clear of any Encumbrances other than Permitted Encumbrances.

4.19 Affiliate Transactions. Except (a) for compensation or indemnification of directors, employment relationships and compensation, benefits, travel advances and employee loans in the ordinary course of business or (b) as otherwise disclosed on Schedule 4.19, neither the Company nor any Company Subsidiary is a party to any agreement with, or involving the making of any payment or transfer of assets to, any Related Parties. No Related Party (i) owns any asset, property or right, tangible or intangible, used by any member of the Company Group or (ii) is owed any payment or obligation by any member of the Company Group (other than payments and obligations under Contracts disclosed in Schedule 4.19 or as described in clause (a) of the first sentence of this Section 4.19). Following the Closing, no Related Party will own, lease or have any economic or any other right, in or to any asset or property that is used in the operation of the business of the Company Group.

4.20 Absence of Certain Changes or Events. Except as set forth on Schedule 4.20, or as otherwise contemplated by this Agreement, since the date of the Audited Balance Sheet for the year ended December 31, 2023 through the date of this Agreement (a) the Company and each Company Subsidiary have conducted their respective businesses in the ordinary course of business and they have not engaged in any of the activities prohibited by Sections 6.1(e), (h), (i), (j), (k) (with respect to termination of Material Contracts), (l), (m), (n), (o), (q), (s), or (v) (to the extent related to the foregoing subsections) of this Agreement and (b) there has been no Material Adverse Effect.

4.21 Suppliers and Customers.

(a) Schedule 4.21(a) sets forth a complete and accurate list of the names of the ten largest suppliers of the Company measured by dollar value for the twelve (12) calendar months ended on June 30, 2024 (“Top Suppliers”). As of the date of this Agreement, none of the suppliers listed on Schedule 4.21(a) has notified in writing the Company or any Company Subsidiary that it is canceling, terminating or substantially reducing its relationship with the Company or any Company Subsidiary.

(b) Schedule 4.21(b) sets forth a complete and accurate list of the names of the ten largest customers of the Company measured by dollar value for the twelve (12) calendar months ended on June 30, 2024 (“Top Customers”). As of the date of this Agreement, none of the customers listed on Schedule 4.21(b) has notified in writing the Company or any Company Subsidiary that it is canceling, terminating or substantially reducing its relationship with the Company or any Company Subsidiary.

(c) There has been no material dispute or controversy or, to the knowledge of the Company Group, any threatened material dispute or controversy, between the Company or any Company Subsidiary, on the one hand, and any Top Customer or Top Supplier on the other hand.

4.22 Healthcare Regulatory Matters.

(a) The Company and the Company Subsidiaries are, and for the past three (3) years have been, in material compliance with all applicable Healthcare Laws. Since January 1, 2021, the Company and the Company Subsidiaries have not received any written notice, including any healthcare related Action from any Governmental Authority or any other Person regarding any material noncompliance of any applicable Healthcare Law. No such notice or Action has been filed, commenced, or to the knowledge of the Company, threatened, against the Company or the Company Subsidiaries alleging that the Company or any Company Subsidiary is not in material compliance with Healthcare Laws.

(b) Neither the Company nor the Company Subsidiaries nor any of their respective officers, directors, employees, or managing employees (as such term is defined in 42 U.S.C. § 1320a-5(b)), or, to the knowledge of the Company, contractors, vendors, or agents is or has been: (i) convicted of or pled nolo contendere to sufficient facts regarding, any violation of a Healthcare Law, including any Law applicable to a Governmental Health Program or any other criminal offense that would result in mandatory exclusion from Governmental Health Programs; (ii) are or have been excluded, suspended, disqualified or debarred from participation in, or are otherwise ineligible to participate in, any Governmental Health Program or listed on the General Services Administration-published list of parties excluded from procurement programs and non-procurement programs; (iii) have entered into any corporate integrity agreement, deferred prosecution agreement, non-prosecution agreement, or similar agreement or settlement with any Governmental Authority with respect to any actual or alleged violation of any Healthcare Law; or (iv) have made, or are in the process of making, or are considering making a voluntary self-disclosure as may be required or permitted under any Healthcare Law.

(c) The Company and the Company Subsidiaries maintain, and have at all times maintained, a compliance program having the elements of an effective corporate compliance and ethics program identified in U.S.S.G. § 8B2.1. There are no material compliance complaints or reports outstanding, ongoing internal compliance investigations or compliance corrective actions outstanding.

(d) The Company and the Company Subsidiaries are and for the past three (3) years have been, in compliance in all material respects with HIPAA. The Company and the Company Subsidiaries have not received written notice of, and there is no Action or, to the Company’s Knowledge, pending or threatened with respect to any alleged “breach” (as defined in HIPAA) by the Company or other members of the Company Group or their respective “workforce”. Except as set forth on Schedule 4.22, for the past three (3) years, no “breach” by the Company or the Company Subsidiaries or, to the knowledge of the Company, their respective “workforce” or successful “security incident” has occurred with respect to “protected health information” (as such terms are defined by HIPAA) in the possession or under the control of the Company and the Company Subsidiaries. The Company and the Company Subsidiaries have conducted a risk analysis as required by HIPAA and have implemented corrective actions to address all high-risk vulnerabilities identified through such analysis. The Company and the Company Subsidiaries have written, signed and HIPAA-compliant business associate agreements with each Person that is a “covered entity” or “business associate” (as such terms are defined in HIPAA) where required by HIPAA, and have materially complied with such agreements. The Company and the Company Subsidiaries have maintained a HIPAA compliance program, including written policies and procedures that address its HIPAA compliance efforts.

(e) Except as set forth on Schedule 4.22(e), prior to the date hereof, the Company has provided to Parent a true, complete, and correct (i) listing of active or suspended, but still ongoing (x) Targeted Probe and Educate (“TPE”) audits and (y) Unified Program Integrity Contractor (“UPIC”) audits, and (ii) letters of commencement and closure of the same, in each case, in existence as of the date hereof.

4.23 FDA Regulatory Matters.

(a) Except as set forth on Schedule 4.23(a), for the past three (3) years, there have been no recalls, field actions, corrections, or removals ordered by any Governmental Authority, including the FDA, or any seizures or adverse regulatory actions taken (or, to the knowledge of the Company, threatened), by the FDA or any other Governmental Authority with respect to any of the Company Products or, to the knowledge of the Company, any facilities where any Company Products are manufactured, packaged or stored.

(b) For the past three (3) years, none of the members of the Company Group has voluntarily initiated or participated in any recalls, field actions, corrections, or removals (other than for commercial business reasons) of any of the Company Products.

(c) For the past three (3) years, all material reports, documents, claims, permits, notices, and other filings required to be filed, maintained or furnished to the FDA or any other Governmental Authority by the Company or the Company Subsidiaries under FDA Regulatory Laws have been so filed, maintained or furnished in accordance with FDA Regulatory Laws. All such material reports, documents, claims, permits, notices, and filings were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(d) For the past three (3) years, the Company and the Company Subsidiaries have not, nor to the knowledge of the Company, has any officer, employee, or agent of the Company or the Company Subsidiaries, made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement, in each such case related to the business of the Company or Company Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Authority to invoke any similar policy.

(e) Each Company Product is being, and for the past three (3) years has been, manufactured, labeled, stored, distributed, and marketed, as applicable, by each member of the Company Group in compliance with all applicable FDA Regulatory Laws. There is no Action pending or, to the knowledge of Company, threatened in writing, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, against any member of the Company Group in each case alleging any material violation applicable to any Company Product by a Governmental Authority of any applicable FDA Regulatory Law.

4.24 Brokers. Except for Jefferies, LLC, no broker, finder or similar intermediary has acted for or on behalf of the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Company or any Company Subsidiary or any action taken by them.

4.25 Exclusivity of Representations. Except for the representations and warranties made by the Company in this Article 4 (as qualified by the Disclosure Schedules) or in the certificate delivered by the Company pursuant to Section 7.4, neither the Company nor any other Person makes or has made any representation or warranty, express or implied, at law or in equity, with respect or on behalf of the Company or the Company Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operation, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or the Company Subsidiaries or to any other matter furnished or provided to Parent, Merger Sub or any of their respective Affiliates or Agents or made available to Parent, Merger Sub or any of their respective Affiliates or Agents in any “data rooms,” management presentations or in any other form in the expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Each of the Company and the Company Subsidiaries disclaim any other representations or warranties, whether made by the Company or any Company Subsidiaries or any of their respective Affiliates or Agents.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company and the Representative (on behalf of the Equityholders) as of the date of this Agreement and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date) as follows:

5.1 Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Virginia. Merger Sub is a corporation duly organized, validly incorporated, and in good standing under the Laws of its state of incorporation. Each of Parent and Merger Sub has all requisite corporate power and authority to own its properties and carry on its business in all material respects as presently owned or conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not reasonably be expected, individually or in the aggregate, to materially impair or delay such Person’s ability to effect the transactions contemplated hereby.

5.2 Ownership of Merger Sub; No Prior Activities. Merger Sub is a wholly-owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activity other than as contemplated by this Agreement. Except for obligations or liabilities incurred in connection with the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

5.3 Authority; Binding Obligation. Each of Parent and Merger Sub has all requisite corporate authority and power to execute, deliver and perform this Agreement and the Ancillary Documents to which Parent and/or Merger Sub is a party, as applicable , and to consummate the transactions contemplated hereby. This Agreement and the Ancillary Documents to which Parent and/or Merger Sub is a party, as applicable, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by such Person. This Agreement and the Ancillary Documents to which Parent and/or Merger Sub is a party, as applicable, have been duly executed and delivered by each of Parent and Merger Sub and, assuming that this Agreement constitutes the legal, valid and binding obligations of the Company, constitute the legal, valid and binding obligations of such Person, enforceable against it in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

5.4 No Defaults or Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Merger Sub and the performance by such Person of its respective obligations hereunder (a) do not result in any violation of the Organizational Documents of such Person, (b) except as set forth on Schedule 5.4, do not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under any indenture, mortgage or loan or any other agreement or instrument to which Parent or Merger Sub is a party or by which it is bound or to which its properties may be subject, and (c) do not violate any existing applicable Law, judgment, order or decree of any Governmental Authority having jurisdiction over Parent, Merger Sub or any of their respective properties; provided, however, that no representation or warranty is made in the foregoing clauses (b) or (c) with respect to matters that would not reasonably be expected, individually or in the aggregate, to materially impair or delay the ability of Parent or Merger Sub to effect the transactions contemplated hereby.

5.5 No Authorization or Consents Required. Other than as listed on Schedule 4.6, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other Person will be required to be obtained or made by Parent or Merger Sub in connection with the due execution, delivery and performance by Parent or Merger Sub of this Agreement and the consummation by either such Person of the transactions contemplated hereby; provided, however, that no representation and warranty is made with respect to authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not reasonably be expected, individually or in the aggregate, to materially impair or delay the ability of Parent or Merger Sub to effect the transactions contemplated hereby.

5.6 Brokers. Except for Citigroup Global Markets, Inc., no broker, finder or similar intermediary has acted for or on behalf of Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with Parent, Merger Sub or any action taken by Parent or Merger Sub.

5.7 Financing.

(a) As of the Closing, assuming the Debt Financing is funded in accordance with the terms of the Debt Commitment Letter, Parent will have, sufficient unrestricted cash on hand or other sources of immediately available funds (including taking into account existing bank borrowing commitments) to enable Parent to complete the transactions contemplated by this Agreement, and to satisfy all of the obligations of the Parent under this Agreement, including (A) paying all of the obligations of Parent under Section 3.4(a) (including the Closing Merger Consideration, the Credit Facilities Payoff Amount and the Company Expenses, each at Closing and any adjustment payments to the Aggregate Closing Merger Consideration in accordance with Section 3.5), and (B) paying all related fees and expenses (the amount sufficient for the purposes described in the foregoing, the “Required Amount”). Notwithstanding anything to the contrary in this Agreement, Parent understands and acknowledges that receipt or availability of any funds or any financing by Parent or any of its Affiliates (including the Debt Financing) is not, and shall not be, a condition to Parent’s and/or Merger Sub’s obligations hereunder.

(b) Parent has delivered to the Company true, correct and complete copies of (i) the executed Debt Commitment Letter to Parent from Citigroup Global Markets Inc. (Citigroup Global Markets Inc. and each Person that has not executed the Debt Commitment Letter as of the date hereof but becomes a party thereto after the date hereof and has committed to provide the Debt Financing under the Debt Commitment Letter, collectively, the “Debt Financing Sources”) pursuant to which the Debt Financing Sources have committed to provide debt financing to Parent in the amount set forth therein, the proceeds of which shall be available on the Closing Date for the purposes of funding the transactions contemplated by this Agreement (the “Debt Financing”) and (ii) each fee letter entered into in connection with the Debt Financing (collectively, the “Fee Letter”), subject, in the case of the Fee Letter, to redaction solely of fee amounts, pricing, other economic provisions and “market flex” terms that are customarily redacted in connection with transactions of this type, and that could not in any event (x) impose or permit the imposition of additional conditions or modify or permit the modification of any existing conditions, in each case, to the funding of the full amount of the Debt Financing at the Closing or (y) could reasonably be expected to reduce the aggregate amount of the Debt Financing available to Parent at the Closing below the amount necessary to fund the Required Amount or prevent, delay or impede the Closing.

(c) The execution, delivery and performance of the Debt Commitment Letter and Fee Letter by Parent and, to the knowledge of Parent, each other Person party thereto, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all requisite action by Parent and, to the knowledge of Parent, each other Person party thereto, and no other action on the part of Parent or any other Person party thereto is necessary to authorize the execution, delivery or performance of the Debt Commitment Letter and Fee Letter by Parent or, to the knowledge of Parent, any other Person party thereto.

(d) The Debt Commitment Letter and Fee Letter have been duly and validly executed and delivered by Parent and, to the knowledge of Parent, each other Person party thereto, and each of the Debt Commitment Letter and Fee Letter constitutes the valid and binding obligation of Parent and, to the knowledge of Parent, each other Person party thereto, enforceable against Parent and each such other Person party thereto in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions. Parent is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Parent in the Debt Commitment Letter misleading or inaccurate in any material respect. The Debt Commitment Letter has not been amended or modified prior to the date hereof, and no such amendment or modification is contemplated as of the date hereof (and the commitment contained in the Debt Commitment Letter has not been withdrawn or rescinded in any respect (and no such withdrawal or rescission is contemplated as of the date hereof)).

(e) Assuming the satisfaction of the conditions precedent set forth in Article 7, no event has occurred that, with or without notice, lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Parent under the Debt Commitment Letter or Fee Letter.

(f) As of the date of this Agreement, the Debt Commitment Letter, together with the Fee Letter, constitute the entire and complete agreement among the parties thereto with respect to the transactions contemplated thereby and the financing for the transactions contemplated by this Agreement, and, except as expressly set forth in the Debt Commitment Letter, (i) there are no conditions to the obligations of the Debt Financing Sources to fund the Debt Financing on the Closing Date, and (ii) there are no contractual contingencies or other provisions under any agreement (including any side letters, arrangements, understandings or other agreements (written or oral)) relating to the transactions contemplated by this Agreement that would or would reasonably be expected to permit the Debt Financing Sources to reduce, restrict or limit the total amount of the Debt Financing to an amount that is less than the Required Amount or impose any additional conditions or modify any existing conditions, in each case, to the funding of the full amount of the Debt Financing on the Closing Date or otherwise adversely affect or delay the ability of Parent to consummate the transactions contemplated by this Agreement on a timely basis. Any commitments and other fees required to be paid under the Debt Commitment Letter and the Fee Letter prior to the date hereof have been paid in full. As of the date hereof, the Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied on a timely basis or that the full amount of the Debt Financing will not be made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement on the Closing Date.

5.8 Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent, Merger Sub or any material portion of any of their respective properties or assets before any Governmental Authority which would reasonably be expected, individually or in the aggregate, to materially impair or delay the ability of Parent or Merger Sub to effect the transactions contemplated hereby.

5.9 Solvency. Assuming (i) the accuracy of the representations and warranties set forth in Article 4 in all material respects, (ii) the conditions to Closing set forth in Article VIII are satisfied and (iii) the performance by the Company of its obligations hereunder in all material respects, immediately after giving effect to the Merger and the other transactions contemplated by this Agreement (including any financing in connection with the Closing), Parent, the Surviving Corporation and the Company Subsidiaries will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, the Surviving Corporation or the Company Subsidiaries.

5.10 Parent’s Reliance. Each of Parent and Merger Sub acknowledges that it and its Agents have been permitted full and complete access to the books and records, facilities, equipment, Tax Returns, Contracts, insurance policies (or summaries thereof) and other properties and assets of the Company Group that it and its Agents have desired or requested to see or review, and that it and its Agents have had a full opportunity to meet with the officers and employees of the Company Group to discuss the business of the Company Group. Each of Parent and Merger Sub acknowledges that neither the Company nor any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Common Stock, the Company or the Company Subsidiaries furnished or made available to Parent, Merger Sub and their respective Agents, except as expressly set forth in Article 4 of this Agreement or in the certificate delivered by the Company pursuant to Section 7.4, and neither the Company nor any other Person (including any officer, director, member, partner or equityholder of the Company or any Equityholder) shall have or be subject to any liability to Parent, Merger Sub, or any other Person, resulting from Parent’s or Merger Sub’s use of any information, documents or material made available to Parent or Merger Sub in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. Each of Parent and Merger Sub acknowledges that, should the Closing occur, Parent shall acquire the Company Group without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted in Article 4 of this Agreement; provided, however, that nothing in this Section 5.10 is intended to limit or modify the representations and warranties contained in Article 4 of this Agreement or any Ancillary Document to which the Company is a party. Each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article 4 of this Agreement or in the certificate delivered by the Company pursuant to Section 7.4, neither the Company nor any other Person has made, and neither Parent nor Merger Sub has relied on any other express or implied representation or warranty by or on behalf of the Company or any other Person. Each of Parent and Merger Sub acknowledges that neither the Company nor any other Person, directly or indirectly, has made, and neither Parent nor Merger Sub has relied on, any representation or warranty regarding the pro-forma financial information, financial projections or other forward-looking statements of the Company or any Company Subsidiary, and none of Parent, Merger Sub or any other Person acting on their behalf will make any claim with respect thereto. Notwithstanding anything to the contrary herein, the provisions of this Section 5.10 shall not prevent or limit in any way a claim or cause of action (or recovery in connection therewith) by Parent or Merger Sub with respect to Fraud.

5.11 Investment Purpose. Parent will be purchasing the Common Stock for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities Laws. Each of Parent and Merger Sub acknowledges that the sale of the Common Stock hereunder has not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities Laws, and that the Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. Each of Parent and Merger Sub represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

ARTICLE 6

COVENANTS

6.1 Conduct of Business of the Company. Except (w) as expressly contemplated by this Agreement, (x) as otherwise set forth on Schedule 6.1, (y) as required by applicable Law or (z) in connection with any Emergency Measures subject to the last paragraph of this Section 6.1, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement pursuant to, and in accordance with, Article 9, the Company (1) shall, and shall cause the Company Subsidiaries to, conduct their respective business and operations in the ordinary course in all material respects and (2), without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), shall not undertake any of the following actions:

(a) issue, transfer, grant, sell, or pledge or authorize the issuance, transfer, grant, sale or pledge of (i) shares of stock or other equity interests of the Company (including the Common Stock) or any Company Subsidiary, or securities convertible into or exchangeable for any such equity interests, or any rights, warrants or options to acquire any such equity interests or other convertible securities of the Company or any Company Subsidiary or (ii) any other securities in respect of, in lieu of, or in substitution for equity interests of the Company (including the Common Stock) or equity interests of any Company Subsidiary outstanding on the date of this Agreement, in each case except to another member of the Company Group or any Stockholder as of the date of this Agreement;

(b) split, combine, subdivide or reclassify, or redeem, purchase or otherwise acquire, directly or indirectly, any outstanding shares of stock of the Company or any outstanding equity interests of any Company Subsidiary (except for the repurchase of equity interests from directors, officers, employees, consultants or independent contractors of the Company or any Company Subsidiary in connection with the termination of their services in the ordinary course of business and in accordance with the applicable Company Plans as in effect as of the date of this Agreement); provided that nothing in this Agreement shall restrict the Company or any Company Subsidiary from declaring or paying any cash dividend or making any other cash distribution to the Stockholders prior to the Reference Time;

(c) adopt any amendment to the Organizational Documents of the Company or any Company Subsidiary;

(d) incur, assume or guarantee any Indebtedness for borrowed money, individually or in the aggregate, in excess of $1,000,000 (other than ordinary course borrowings under the Credit Facilities and other performance bonds or letters of credit entered into in the ordinary course of business);

(e) (i) increase in any material manner the salary or other compensation or benefits of any of its current or former directors, officers, employees, or other individual service providers whose total annual compensation (i.e., annual base salary and target bonus) exceeds $150,000, except (x) as may be required under existing Company Plans or (y) for increases in the ordinary course of business consistent with past practice; (ii) accelerate or commit to accelerate the funding, payment or vesting of any compensation or benefits provided to any of its current or former directors, officers, employees or other individual service providers except (x) as required under existing Company Plans or (y) in connection with the termination of employment or service, consistent with past practice, of any director, officer, employee or other individual service provider whose total annual compensation (i.e., annual base salary and target bonus) exceeds $150,000, where such termination of employment or service is other than for cause; (iii) pay or agree to pay any material pension, retirement allowance or other employee benefit not contemplated by any Company Plan to any director or officer, whether past or present, other than in the ordinary course of business consistent with past practice or as required by Law; (iv) enter into, adopt or amend any Company Plan or any other plan or arrangement that would be a Company Plan if in effect on the date hereof, in each case, except (w) in the ordinary course of business consistent with past practice, (x) with respect to payments made or benefits provided that are to be treated as a Company Expense, (y) as required by Law or (z) as would not reasonably be expected to materially increase the expense or cost to the Company and the Company Subsidiaries, taken as a whole, of providing the benefits under such Company Plan; or (v) hire, promote, engage, terminate (other than for cause) any of its director, officers, employees or other individual service providers with total annual compensation (i.e., annual base salary and target bonus) in excess of $150,000; in each case other than as required by Law or any existing Company Plan in effect as of the date of this Agreement;

(f) (i) modify, extend, amend, negotiate, terminate or enter into any Labor Agreement or (ii) recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of the Company or any of the Company Subsidiaries;

(g) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that trigger notice obligations under the Worker Adjustment and Retraining Notification Act of 1988, or any similar Laws (the “WARN Act”);

(h) except in the ordinary course of business, (i) sell, lease, transfer or otherwise dispose of, any of its material property or assets or (ii) create any Encumbrance (other than a Permitted Encumbrance) on any material property or assets; provided, for the avoidance of doubt, that the Company Group shall be permitted to abandon, permit to lapse or otherwise dispose of any immaterial Intellectual Property in the ordinary course of business;

(i) disclose any material trade secret or confidential information of the Company Group to any Person, other than in the ordinary course of business pursuant to a written confidentiality agreement;

(j) make any loans, advances or capital contributions to any Person, except advances for travel and other normal business expenses to officers and employees in the ordinary course of business;

(k) materially amend, become subject to, or terminate any Material Contract or Lease (other than (x) bidding for and entering into Contracts with customers or suppliers in the ordinary course of business, (y) terminations of Contracts as a result of the expiration of the term of such Contracts or breach by any counterparty to such Contracts and (z) renewals of Contracts in the ordinary course of business);

(l) acquire any business or Person, by merger or consolidation, purchase of assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, except for any acquisition of assets in a single transaction or series of related transactions for which (x) the purchase price does not exceed $1,000,000; or (y) the purchase price exceeds $1,000,000 but does not exceed $2,500,000 and prior to the Company’s entry into such acquisition, the Company consults in good faith with Parent; provided, that, the purchase price for any such acquisition of assets that is entered into without the prior written consent of Parent shall be treated as Indebtedness hereunder solely to the extent not consummated or closed by the Closing;

(m) adopt a complete or partial plan of liquidation, dissolution, restructuring, recapitalization, bankruptcy, suspension of payments or other reorganization;

(n) declare, set aside, make or pay any non-cash dividend or other non-cash distribution in respect of the capital stock or other equity interests of any member of the Company Group;

(o) make, or commitment to make any, capital expenditures by the Company or any of its Subsidiaries in excess of $2,500,000 individually or $5,000,000 in the aggregate, other than in the ordinary course of business or otherwise consistent in all material respects with the capital budget which has been provided to Parent prior to the date of this Agreement;

(p) make any material change in the lines of business in which the Company Group is engaged;

(q) settle any Action by or against the Company or any Company Subsidiary that would reasonably be expected to involve payment by the Company Group in excess of $500,000 or the imposition of any equitable relief on the Company Group;

(r) enter into any Contract with a Related Party of the Company Group;

(s) make any change in any practice, policy or method of accounting or auditing practice other than those required by GAAP or applicable Law;

(t) make (other than in the ordinary course of business, consistent with past practice, and supported at a “more likely than not” (or higher) level of confidence), change, or revoke any material Tax election, file an IRS Form 1120X or any other material amended Tax Return, change any Tax accounting period, settle any U.S. federal Income Tax claim or assessment or other material Tax claim or assessment, enter into any closing agreement, consent to any waiver or extension of any applicable statute of limitations with respect to material Taxes (other than in the ordinary course of business), or fail to pay any U.S. federal Income Tax or other material Tax that becomes due and payable (including estimated U.S. federal Income Tax or other material Tax payments); provided, that, solely for purposes of this Section 6.1(t), “Tax” shall be deemed to include escheat, abandoned, and unclaimed property;

(u) cancel or reduce any material insurance coverage other than with respect to any Company Plan in the ordinary course of business; or

(v) agree in writing to take any of the foregoing actions.

Notwithstanding anything to the contrary contained herein, (i) nothing contained in this Agreement (A) will give Parent, directly or indirectly, rights to control or direct the business or operations of the Company and the Company Subsidiaries prior to the Closing, (B) shall operate to prevent or restrict any act or omission by the Company or the Company Subsidiaries the taking of which is required by applicable Law or any Contract or Company Plan by which the Company or any Company Subsidiary is bound as of the date of this Agreement, or (C) shall prevent the Company or any Company Subsidiary from taking or failing to take any action in response to any Emergency or in connection with any Emergency Measures; provided, that, except as required by applicable Law, the Company shall be required to obtain Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed (provided, that Parent shall respond as soon as reasonably practicable), prior to taking any such action and (ii) the Parties expressly acknowledge and agree that the Company and the Company Subsidiaries may repay any Indebtedness, pay any Company Expenses or make any distribution or dividend of Cash and Cash Equivalents at any time prior to the Reference Time.

6.2 Access to Information; Confidentiality; Public Announcements.

(a) During the period from the date of this Agreement to the earlier of the Closing Date and the termination of the Agreement pursuant to, and in accordance with, Article 9, the Company shall give Parent and its authorized Agents reasonable access during normal business hours to all books, records, key personnel, offices and other facilities and properties of the Company Group as Parent, or its authorized Agents may from time to time reasonably request; provided, however, that (i) any such access shall be conducted in a manner not to interfere with the businesses or operations of the Company Group, (ii) any such access shall not result in the waiver of any attorney client privilege, (iii) any such access shall not include conducting any invasive sampling or testing with respect to the Real Property and (iv) such access may be limited to the extent the Company reasonably determines, in light of any Emergency or any Emergency Measures, that such access would jeopardize the health and safety of any employees (provided, however, that the Company shall use commercially reasonable efforts to allow for such access, or as much of such access as is reasonably practicable, in a manner that does not jeopardize the health and safety of such employees). Notwithstanding anything to the contrary in this Agreement, neither the Company nor any Company Subsidiary shall be required to disclose any information to Parent, or its authorized Agents, if doing so could (A) violate (x) any Contract or confidentiality obligation or (y) any Law, in each case, to which the Company or any Company Subsidiary is a party or to which the Company or any Company Subsidiary are subject or (B) compromise or waive any privilege; provided, that the Company shall use commercially reasonable efforts to provide reasonable access to such information to Parent and its Agents in a manner that does not result in any of the foregoing.

(b) Any information provided to or obtained by Parent or its authorized Agents pursuant to Section 6.2(a) above shall be “Confidential Information” (herein referred to as “Confidential Information”) as defined in the Non-Disclosure Agreement, dated as of March 7, 2024, by and between the Company and Parent (the “Confidentiality Agreement”), and shall be held by Parent and Merger Sub in accordance with and be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein. In the event of the termination of this Agreement for any reason, Parent shall comply with the terms and provisions of the Confidentiality Agreement, including with respect to returning or destroying all Confidential Information and the non-soliciting of employees of the Company Group.

(c) No Party will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that nothing herein will prohibit any Party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is, upon advice of counsel, required by Law, in which case the Party making such determination will, if practicable in the circumstances, use its reasonable best efforts to allow the other Parties reasonable time to comment on such release or announcement in advance of its issuance; and provided, further, that nothing herein shall prohibit the Equityholders or any of their direct and indirect parent entities and Affiliates from disclosing the terms and status of this Agreement or the transactions contemplated hereby to their respective Affiliates, Agents, shareholders, limited partners, members or prospective limited partners or members. Notwithstanding the foregoing or anything in this Agreement to the contrary, following Closing and after the public announcement of the Merger, the Representative shall be permitted to announce that it has been engaged to serve as the Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof.

6.3 Filings and Authorizations; Consummation.

(a) Each of the Parties shall within ten (10) Business Days following the date of this Agreement, file or supply, or cause to be filed or supplied, in connection with the transactions contemplated herein, all notifications and information required to be filed or supplied pursuant to the HSR Act (it being understood that if there are changes in the applicable regulations under the HSR Act between the date hereof and the date of filing pursuant to the HSR Act, the Company and Parent shall file or cause to be filed all required notification and report forms under the HSR Act as promptly as reasonably practicable thereafter). Parent acknowledges and agrees that it shall pay and shall be solely responsible for the payment of all filing fees and other charges for the filing under the HSR Act.

(b) Each of the Parties, as promptly as practicable, shall make, or cause to be made, all other filings and submissions under applicable Law, including Antitrust Laws and Healthcare Notification Laws, applicable to it, or to its Subsidiaries and Affiliates, as may be required for it to consummate the transactions contemplated herein and use its commercially reasonable efforts (which, except as set forth in Section 6.3(d), shall not require either Party to make any payment or concession to any Person in connection with obtaining such Person’s consent) to obtain, or cause to be obtained, all other authorizations, approvals, consents and waivers from all Persons and Governmental Authorities necessary to be obtained by it, or its Subsidiaries or Affiliates, in order for it to consummate such transactions. Prior to the Closing Date, the Company shall use commercially reasonable efforts to obtain third party consents and waivers pursuant to any Material Contracts and shall coordinate with Parent with respect to such efforts and keep Parent reasonably informed of the results of such efforts; provided, that the Company’s receipt of any such third party consent or waiver shall not be a condition to Parent’s or Merger Sub’s obligation to close the transactions contemplated under this Agreement; provided, further, that such commercially reasonable efforts shall not include any requirement to make any payment or agree to any other material action in connection with seeking any such consents or waivers.

(c) The Parties shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in Sections 6.3(a) and (b) above, including any additional information, documentary material, or subsequent filings as may be requested. The Parties shall supply such reasonable assistance as may be reasonably requested by any other Party in connection with the foregoing.

(d) Notwithstanding anything to the contrary in this Agreement, if any order is made by any Governmental Authority or any suit is threatened or instituted challenging any of the transactions contemplated by this Agreement as violating any Antitrust Law or Healthcare Notification Law, Parent shall, and shall cause its controlled Affiliates to, use reasonable best efforts to avoid or eliminate each and every impediment under any Antitrust Laws or Healthcare Notification Laws, as applicable, so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date); provided, however, that neither Parent nor any of its Affiliates shall have any obligation to (i) propose, negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of Parent or its Affiliates, including, after the Closing Date, of the Company, any Company Subsidiary or their respective Affiliates, or (ii) otherwise take or commit to take actions that after the Closing Date would limit Parent’s or its Affiliates’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of Parent or its Affiliates, including, after the Closing Date, of the Company, any Company Subsidiary or their respective Affiliates, in order to avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction, in any Action under any Antitrust Laws or Healthcare Notification Laws.

(e) Each Party shall promptly inform the other Parties of any material communication from the Federal Trade Commission, the Department of Justice, or any other Governmental Authority regarding any of the transactions contemplated by this Agreement. If any Party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such Party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Party, an appropriate response in compliance with such request. Notwithstanding anything to the contrary in this Agreement, Parent shall have responsibility for directing, devising, and implementing the strategy for, and advise the Company promptly in respect of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into for, obtaining authorizations, consents and approvals of or the expiration or termination of any waiting periods from the Federal Trade Commission, the Department of Justice or any other Governmental Authority in connection with the transactions contemplated by this Agreement, and give the Company the opportunity to attend and participate at any meetings with respect thereto.

(f) Until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, without the prior written consent of the other Party, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall, and each shall cause its Subsidiaries and Affiliates not to, enter into, agree to enter into, permit or agree to permit any Person (other than its Affiliates) to enter into, or consummate any Contracts or arrangements for an acquisition (including by way of acquiring or agreeing to acquire by merger or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise making any investment in, or by any other manner, any Person or portion thereof, or otherwise acquiring or agreeing to acquire or make any investment in any assets, or agreeing to a commercial or strategic relationship with any Person) of any ownership interest, equity interests, assets or rights in or of any Person, that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated hereby including by (i) imposing any material delay in the obtaining of, or materially increase the risk of not obtaining, any clearance, consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate, order, action or non-action of any Governmental Authority necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) materially increasing the risk of any Governmental Authority entering an order, ruling, judgment or injunction prohibiting the consummation of the transactions contemplated hereby, or (iii) causing Parent, Merger Sub or the Company to be required to obtain any additional clearances, consents, approvals, authorizations, declarations, waivers, licenses, franchises, permits, certificates, orders, actions, waiting period expirations or terminations, non-actions or other authorizations under any Antitrust Laws with respect to the transactions contemplated hereby.

6.4 Resignations. The Company shall cause to be delivered to Parent on the Closing Date such resignations of members of the board of directors (or similar governing body) and officers of the Company and each Company Subsidiary which have been requested in writing by Parent at least five (5) Business Days prior to the Closing, such resignations to be effective concurrently with the Closing.

6.5 Employee Matters.

(a) From and after the Closing Date until the first (1st) anniversary thereof, (or until the date of termination of employment of the relevant Continuing Employee, if earlier), Parent shall, or shall cause the Surviving Corporation and each Company Subsidiary to, provide to each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Closing (each, a “Continuing Employee”), (i) an annual base salary or hourly wage rate, as applicable, that is no less favorable than the annual base salary or hourly wage rate applicable to such Continuing Employee immediately prior to the Closing, (ii) target annual cash incentive, bonus, commission or similar cash compensation opportunities, whether paid annually, quarterly, monthly, or otherwise (excluding any retention-, change in control- or transaction-related arrangements and equity or equity-based opportunities) that are no less favorable than the opportunities provided to such Continuing Employee immediately prior to the Closing Date, and (iii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Continuing Employee immediately prior to the Closing Date under the Company Plans set forth on Schedule 4.14(a) (excluding any equity or equity-based compensation, nonqualified deferred compensation, retention, change in control, transaction, defined benefit pension and post-employment welfare benefits (collectively, the “Excluded Benefits”)). For purposes of the preceding sentence, an individual shall be deemed to be employed by the Company or any Company Subsidiary immediately prior to the Closing even if such employee is absent from active employment due to jury duty, medical leave, military leave, bereavement leave, vacation, sick or any other permitted leave of absence but remains employed by the Company or a Company Subsidiary.

(b) Parent shall take, and shall cause to be taken, into account service rendered by Continuing Employees prior to the Closing for purposes of eligibility to participate, vesting (other than vesting of future equity awards) and future vacation accruals, as applicable, under all employee benefit plans, programs, policies and arrangements of Parent and its Subsidiaries (including the Surviving Corporation and the Company Subsidiaries), other than for the Excluded Benefits, in which such Continuing Employees participate following the Closing (the “New Plan”), to the same extent as such service was taken into account under corresponding plans of the Company Group for such purposes prior to the Closing; provided, however, that nothing herein shall result in the duplication of any benefits for the same period of service. Parent shall (or shall cause the Surviving Corporation to) use commercially reasonable efforts to, for the plan year in which the Closing Date occurs, provide Continuing Employees with credit for any co-payments made, and deductibles satisfied, prior to the Closing, in satisfying the corresponding deductible or co-payment requirements under any New Plans that are group health plans.

(c) Notwithstanding anything to the contrary herein, nothing contained in this Section 6.5 shall (i) confer any rights, remedies or claims upon any Person, other than the signatories of this Agreement, (ii) be considered to be an amendment, establishment, modification or creation of any Company Plan or any other employee benefit plan, program, policy, contracts, practice, agreement or arrangement of the Company, the Surviving Corporation, any Company Subsidiary, Parent or any other Person, (iii) guarantee employment of any employee for any period of time after the Closing or preclude the ability of Parent or any of its Affiliates (including, for the avoidance of doubt, the Company and each of its Subsidiaries) to terminate the employment of any employee, (iv) create a binding employment agreement with any employee, or (v) prevent, limit or restrict Parent, the Company Group or any of their respective Affiliates from establishing, amending, terminating or otherwise modifying any Company Plan or other benefit or compensation plan, program, contract, practice or agreement at any time.

6.6 Further Assurances. From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement pursuant to, and in accordance with, Article 9, subject to the parenthetical in the first sentence of Section 6.3(b), each of the Parties shall execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and the actions contemplated hereby. Each Party shall, on or prior to the Closing Date, use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby.

6.7 Officer and Director Indemnification and Insurance.

(a) Parent agrees that all rights to indemnification and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of any of the current or former directors, managers, officers or employees of the Company Group (each a “D&O Indemnified Party” and collectively the “D&O Indemnified Parties”), as provided in the respective Organizational Documents or in indemnification agreements provided to Parent prior to the date hereof, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date.

(b) On the Closing Date, Parent shall pay (in full) for a non-cancelable run-off insurance policy (the “D&O Tail Policy”) of not less than the existing coverage amount, for a period of six (6) years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all D&O Indemnified Parties and other persons who were covered under the directors’ and officers’ insurance policy currently maintained by the Company and/or one or more of the Company Subsidiaries, which policy shall contain terms and conditions no less favorable to the insured persons than such coverage currently maintained by the Company and/or one or more of the Company Subsidiaries (the “Company D&O Tail Policy”); provided, that, in no event shall Parent be required to expend for the D&O Tail Policy an aggregate premium amount in excess of 250% of the premium amount per annum for the Company D&O Tail Policy and, if the aggregate premium amount for the D&O Tail Policy exceeds such amount, Parent shall be obligated to obtain a D&O Tail Policy with the greatest coverage available, with respect to matters occurring prior to the Closing, for a cost not exceeding such amount.

(c) Parent hereby acknowledges that the D&O Indemnified Parties may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons. Parent hereby agrees that, following the Effective Time, (i) the Surviving Corporation is the indemnitor of first resort (i.e., its obligations to the D&O Indemnified Parties are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such D&O Indemnified Party are secondary), (ii) the Surviving Corporation shall, as applicable, be required to advance the full amount of expenses incurred by any such D&O Indemnified Party and shall be liable for the full indemnifiable amounts (in each case, to the extent set forth in Section 6.7(a)), without regard to any rights any such D&O Indemnified Party may have against any such other Persons and (iii) Parent and the Surviving Corporation irrevocably waive, relinquish and release such other Persons from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Parent and the Surviving Corporation further agrees that no advancement or payment by any of such other Persons on behalf of any such D&O Indemnified Party with respect to any claim for which such D&O Indemnified Party has sought indemnification from the Surviving Corporation shall affect the foregoing and such other Persons shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such D&O Indemnified Party against the Surviving Corporation.

(d) The covenants contained in this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a D&O Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall take all necessary action so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.7.

6.8 Exclusivity. Until the earlier of the Closing and such time as this Agreement is terminated pursuant to, and in accordance with, Article 9, except for the transactions contemplated by this Agreement, the Company shall, and shall cause the Company Subsidiaries and their respective Affiliates and Agents not to, directly or indirectly, solicit, encourage or enter into any negotiation, discussion, Contract or instrument, with any Person other than Parent, Merger Sub and their respective Affiliates, with respect to the sale of the Common Stock or all or substantially all the assets of the Company and the Company Subsidiaries, or any merger, recapitalization or similar transaction with respect to the Company and the Company Subsidiaries or their business. The Company shall and shall cause the Company Subsidiaries, their Affiliates and Agents to cease any discussions or negotiations with any Person conducted prior to the date of this Agreement, promptly deliver written notice to each such Person that it is ending all activities, discussions and negotiations with such Person, promptly request the return or destruction of all confidential information concerning the Company Group provided to such Person and promptly terminate any physical electronic data or other diligence access previously granted to such Person.

6.9 FIRPTA Certificate. On or prior to the Closing Date, the Company shall deliver to Parent a certificate or certificates in compliance with Treasury Regulation Section 1.1445-2, together with a draft notice, prepared in accordance with Treasury Regulation Section 1.897-2(h)(2), to be mailed promptly (together with copies of such certificate) to the IRS in accordance with Treasury Regulation Section 1.897-2(h)(2), in the forms attached hereto as Exhibit D, certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code; provided, that, notwithstanding anything in this Agreement to the contrary, Parent’s sole right if the Company fails to provide such certificate shall be to make an appropriate withholding under Sections 897 and 1445 of the Code.

6.10 Payoff Letters. (A) At least two (2) Business Days prior to the Closing Date, the Company shall have delivered to Parent (i) an unexecuted Payoff Letter from the lenders under the Credit Facilities that authorize the release of all Encumbrances securing such Credit Facilities upon payment in full and (ii) with respect to any other Indebtedness for borrowed money intended to be repaid as of the Closing, unexecuted payoff letters relating to such Indebtedness, which payoff letters shall be in customary form and shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums or other outstanding and unpaid obligations related to such Indebtedness as of the Closing Date and (y) state that all obligations (including guarantees) in respect thereof and Encumbrances in connection therewith on the equity interests in and assets of the Company shall be, substantially concurrently with the receipt of the applicable payoff amount on the Closing Date by the Persons holding such Indebtedness or other obligations, be released and terminated, or arrangements reasonably satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit thereunder and (B) immediately prior to Closing, the Company shall have delivered to Parent an executed and released Payoff Letter and executed and released additional payoff letters as described in clause (A) above.

6.11 Written Consent. Within 24 hours after the execution and delivery of this Agreement, the Company shall deliver to Parent the Written Consent.

6.12 Company Obligations in Respect of the Financing.

(a) Prior to the Closing (or earlier termination pursuant to, and in accordance with, Article 9), subject to the limitations set forth below, the Company shall use reasonable best efforts at Parent’s sole expense, to provide to Parent and shall use its reasonable best efforts to cause its Subsidiaries to use their reasonable best efforts, and shall direct its and their officers, employees and advisors to use their reasonable best efforts to provide to Parent, such cooperation as is customary for debt financings of the type contemplated by the Debt Commitment Letter or as is reasonably requested by Parent and that is necessary in connection with arranging the Debt Financing (including any Alternative Financing), including (i) upon reasonable notice and at reasonable times and at locations mutually agreed, and solely to the extent contemplated by the Debt Commitment Letter, participation, with appropriate seniority and expertise, in a reasonable number of meetings, conference calls, presentations, drafting sessions and due diligence sessions with any Debt Financing Sources, other prospective financing sources, or rating agencies that are customary for financings of a type similar to the Debt Financing (including any Alternative Financing), (ii) furnishing Parent, its Affiliates and its financing sources with (x) historical financial information regarding the Company as necessary to satisfy the conditions required by paragraph 9 of Exhibit D to the Debt Commitment Letter (or the analogous provision in any amendment, modification, supplement, restatement or replacement thereof permitted or required hereunder), and (y) such other customary financial and other pertinent information regarding the Company, its Subsidiaries and their respective businesses within the Company’s possession as may be reasonably requested by Parent and necessary to satisfy the conditions set forth in paragraph 8 of Exhibit D to the Debt Commitment Letter, including in the event the Debt Financing includes an offering of debt securities, financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type required by Regulation S-X or Regulation S-K under the 1933 Act, in each case to the extent the same is of the type and form customarily included in, and subject to exceptions that are customary for, an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Company (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) customary (for high yield unsecured debt securities issued in a private placement pursuant to Rule 144A) “comfort” (including “negative assurance” comfort and change period comfort) with respect to the financial information of the Company to be included in such offering memorandum, and any other financial statements and financial data reasonably requested by Parent to assist Parent in preparing the pro forma financial statements required by paragraph 11 of Exhibit D to the Debt Commitment Letter (provided that the Company and its Subsidiaries shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto and shall not be obligated to provide any Excluded Information) (such information in this clause (ii), the “Required Information”), (iii) in the event the Debt Financing includes an offer of debt securities, request its independent auditors to provide customary accountants’ comfort letters (with customary bring-down comfort letters delivered on the closing date of any such Debt Financing) and audit reports from the independent auditors of the Company (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum), (iv) assisting Parent in a commercially reasonable manner with the preparation of customary offering documents and materials in connection with the Debt Financing, including private placement memoranda, information memoranda and packages, lender and investor presentations, rating agency presentations, and similar documents and materials customary for use in a debt financing similar to the Debt Financing, (v) assisting Parent in its preparation of customary definitive financing documentation and the schedules and exhibits thereto, including reasonably facilitating the pledging of collateral or granting of security interests and liens on such collateral reasonably requested by Parent (it being understood that the effectiveness of such documents and pledges shall be conditioned upon the occurrence of the Closing), (vi) to the extent requested at least nine (9) Business Days prior to the Closing Date, providing to Parent and the Debt Financing Sources all documentation and other information relating to the Company and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, (vii) taking reasonable actions necessary to permit the Debt Financing Sources to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of Parent establishing collateral arrangements at the Closing, and provide customary assistance with due diligence examinations customary for a debt financing of the type consistent with the Debt Financing (including documentary due diligence), as mutually agreed, (viii) delivering notices of prepayment within the time periods required by the relevant agreements governing indebtedness (unless otherwise waived), (ix) executing customary authorization letters with respect to offering documents relating to the “bank” financing and customary management representation letters required by the Company’s auditors in connection with their delivery of comfort letters, and (x) as soon as reasonably practicable after obtaining actual knowledge thereof, supplementing the written Required Information to the extent that any such Required Information that is included in any offering document for the Debt Financing contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements were made, not misleading; provided, however, that nothing herein shall require the Company or any Company Subsidiary to (x) take any action that would be effective prior to the Closing to the extent it would, in the Company’s reasonable judgment, interfere with the business or operations of the Company or (y) furnish any information (A) which is not regularly prepared by the Company and the Subsidiaries in the ordinary course of business or which is not capable of being prepared from financial information prepared in the ordinary course of business without undue burden or (B) not customarily required for completion of debt financings similar to the Debt Financing.

(b) Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment or incur any other expense or liability or provide or agree to provide any indemnity in connection with the Financings or any of the foregoing that would be effective prior to the Closing or would be treated as a Company Expense. None of the Company, the Company Subsidiaries or their respective officers, directors or employees shall be required to execute or enter into or perform any agreement with respect to the financings contemplated by the Commitment Letters that is not contingent upon the Closing or that would be effective prior to the Closing (other than customary authorization letters and customary management representation letters required to be delivered pursuant to Section 6.12(a)(ix)). Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.12 shall require any cooperation or assistance to the extent it would: (i) require the Company or any of its Subsidiaries or any of their respective Agents to amend or waive any terms of this Agreement; (ii) require the Company or any of its Affiliates to take any action that would (A) subject any director, manager, officer or employee of the Company or any of its Affiliates to any actual or potential personal liability; (B) conflict with, violate or result in a breach of or a default under any Organizational Documents of the Company or any of its Affiliates, any Contract or any Law; (C) require providing access to or disclosing information that the Company determines would jeopardize any privilege of, or conflict with any confidentiality obligations applicable to, the Company or any of its Affiliates (but the Company shall take reasonable best efforts to provide such information or cooperation in a manner that does not violate any such privilege or confidentiality obligations); (D) require any such entity to change any fiscal period; (iii) require any director or manager of the Company or any Company Subsidiary to pass resolutions or consents to approve or authorize the execution of the Debt Financing (other than persons who will continue as officers or directors of the Company or Company Subsidiary or otherwise be appointed to such a position at Closing and will not be removed or replaced in connection therewith); (iv) require any of the Company and its Subsidiaries or any of their respective Agents (A) to pay or incur any commitment or other similar fee in connection with the Debt Financing or (B) to incur any liability or bear any cost or expense in connection with the Debt Financing that is not simultaneously reimbursed by Parent; (v) require any of the Company and its Subsidiaries or any of their respective Agents to execute, deliver or perform any agreement, instrument, certificate or other document with respect to the Debt Financing (other than those pursuant to clause (vi), (viii) or (ix) of Section 6.12(a)), or any board of directors, manager, member or other governing body of any of the Company and its Subsidiaries to adopt resolutions approving or ratifying any agreement, instrument, certificate or other document with respect to the Debt Financing, that is not contingent on the Closing or that would be effective prior to the Closing; (vi) require the Company or any of its Subsidiaries to provide any legal opinion or other opinion of counsel at or prior to the Closing Date; (vii) require the Company or any of its Subsidiaries or any of their respective Agents to deliver any certificate that it reasonably believes in good faith, contains any untrue certifications; or (viii) require the Company or its Affiliates and representatives to provide Excluded Information. The Company and its Agents shall be given a reasonable opportunity to review and comment on any marketing, offering or other similar materials that are to be presented during any meetings conducted or otherwise used in connection with the Debt Financing. Parent shall promptly, upon request by the Company, reimburse the Company for all costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Affiliates in connection with the cooperation of the Company and its Affiliates contemplated by this Section 6.12 and shall indemnify and hold harmless the Company, its Affiliates and their respective Agents from and against any and all losses suffered or incurred by any of them of any type in connection with the arrangement of any Financing and any information used in connection therewith (collectively, the “Financing Cooperation Indemnity”). Whether or not the Closing occurs, Parent shall, promptly upon request by the Company, reimburse the Company (for the benefit of the Stockholders) for all costs and expenses incurred by the Stockholders, the Company or any Company Subsidiaries in connection with this Section 6.12, including legal fees, accounting fees and other fees and expenses (collectively, the “Financing Cooperation Expenses,” and together with the Financing Cooperation Indemnity, the “Financing Cooperation Obligations”). Notwithstanding anything to the contrary set forth in this Agreement, Parent shall not be required to pay or reimburse the Company or any of its Affiliates pursuant to this Section 6.12(b) for any cost of any of the foregoing in connection with the preparation of its regular annual or periodical financial statements or in connection with the performance of its obligations pursuant to provisions of this Agreement other than this Section 6.12. All information provided by the Company or any of its Affiliates or any of their respective Agents pursuant to this Section 6.12 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to the Debt Financing Related Parties, rating agencies and prospective lenders during syndication, and prospective investors during marketing, of the Debt Financing, subject to the Debt Financing Related Parties, rating agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities) in each case subject to the Company’s review of such materials and undertakings (with reasonable opportunity to comment) prior to such disclosure; provided, that such undertakings shall not be required with respect to customary disclosure of (i) any Required Information or (ii) any other information in any prospectuses, private placement memoranda, offering memoranda, or investor presentations used in connection with any debt securities offering (in the case of this clause (ii) subject to the Company’s review of such other information contained in any such prospectuses, memoranda and presentations (with reasonable opportunity to comment) prior to disclosure of such information).

(c) Notwithstanding anything to the contrary in this Agreement or in any agreement contemplated by or delivered in connection herewith, the condition set forth in Section 7.2 of this Agreement, as it applies to the Company’s obligations under this Section 6.12, shall be deemed satisfied unless the Debt Financing (or any Alternative Financing) has not been obtained primarily as a result of the Company’s Willful Breach of its obligations under this Section 6.12. Parent acknowledges and agrees that it shall have no condition to Closing that its Debt Financing is actually obtained.

(d) The Company consents to the customary and reasonable use of the Company’s logos solely in connection with any Debt Financing; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or Affiliates or the reputation or goodwill of the Company or any of its Subsidiaries or Affiliates.

6.13 Parent Obligations in Respect of Financing.

(a) Parent shall use its (and shall cause each of its Affiliates to use their) reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or desirable to arrange, obtain and consummate the Debt Financing on the Closing Date on the terms and subject only to the conditions set forth in the Debt Commitment Letter, including using reasonable best efforts, to (i) satisfy, or cause to be satisfied, on a timely basis all terms, conditions, representations and warranties applicable to Parent set forth in the Debt Commitment Letter that are within its control, (ii) maintain in effect the Debt Commitment Letter in the form provided to the Company concurrently with the execution of this Agreement, subject to amendments, supplements and modifications thereto permitted by this Agreement, (iii) promptly negotiate and enter into definitive agreements with respect thereto on the terms and subject only to the conditions expressly set forth in the Debt Commitment Letter and enforce its rights under the Debt Commitment Letter (including in the event that all conditions to the Debt Commitment Letter have been satisfied, using its reasonable best efforts to cause the lenders and the other Persons providing such Debt Financing to fund on the Closing Date the Debt Financing required to consummate the transactions contemplated herein), (iv) draw the full amount of the Debt Financing necessary to fund the Required Amount at or prior to the Closing Date and (v) consummate the Debt Financing at the Closing. Parent shall not enter into, permit or consent to (x) any amendment, supplement or modification to, or waiver or consent under, the Debt Commitment Letter, that, individually or in the aggregate, would or would reasonably be expected to directly or indirectly (A) impose or permit the imposition of any new or additional conditions to the funding of the Debt Financing on the Closing Date that are not expressly set forth in the Debt Commitment Letter as of the date hereof or otherwise expands any condition to the funding of the Debt Financing on the Closing Date set forth in the Debt Commitment Letter as of the date hereof, (B) delay the timing of the funding of the Debt Financing thereunder or impair, delay or prevent the availability of all or any portion of the Debt Financing necessary to fund the Required Amount or the consummation of the transactions contemplated by this Agreement on the Closing Date, (C) impair, delay or prevent the availability of all or any portion of the Debt Financing necessary to fund the Required Amount or the consummation of the transactions contemplated by this Agreement on the Closing Date, (D) reduce the aggregate cash amount of the Debt Financing below the Required Amount or (E) otherwise materially adversely affect or impair the ability of the Parent to consummate the transactions contemplated by this Agreement or prevent or delay the Closing; provided, that, subject to the limitations set forth in this Section 6.13(a), Parent may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date hereof; provided further, that the replacement of any bridge facility with notes, as described in and in accordance with the Debt Commitment Letter, shall not violate any of the foregoing. Parent shall promptly deliver to the Company copies of any amendment, supplement, waiver, consent, modification, assignment or replacement in respect of the Debt Commitment Letter. For purposes of this Agreement, references to the “Debt Financing” will include the financing contemplated by the Debt Commitment Letter as amended, restated, supplemented, modified, waived or replaced in accordance with this Section 6.13(a) (including any Alternative Financing), references to the “Debt Financing

Sources” shall include each Person that has not executed the Debt Commitment Letter as of the date hereof but becomes a party thereto after the date hereof in accordance with the terms thereof and this Section 6.13(a) and each Person party to any replacement therefor obtained in accordance with this Section 6.13(a), references to the “Debt Commitment Letter” shall include such agreement as amended, restated, supplemented, modified, waived or replaced in accordance with this Section 6.13(a) (including any Alternative Financing Commitment Letter), and references to the “Fee Letter” shall include such agreement as amended, restated, supplemented, modified, waived or replaced in accordance with this Section 6.13(a) (including any Alternative Financing Fee Letter), in each case, unless the context otherwise provides.

(b) Upon reasonable request of the Company, Parent shall keep the Company apprised of material developments relating to the Debt Financing and shall give the Company prompt notice of any material adverse change with respect to such Debt Financing. Parent shall promptly notify the Company of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of the Debt Commitment Letter or any definitive with respect to the Debt Financing, (ii) any refusal by any Debt Financing Source to provide or any stated intent by any Debt Financing Source to refuse to provide the Debt Financing in an amount at least equal to the Required Amount, (iii) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Debt Commitment Letter or definitive document related to the Debt Financing, (iv) Parent’s good faith belief, for any reason, that there is a material possibility that Parent will no longer be able to obtain the Debt Financing in an amount at least equal to the Required Amount contemplated by the Debt Commitment Letter on the terms described therein or (v) receipt of any notice or other communication from any person with respect to any: actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing (including any proposal by any Debt Financing Source to withdraw or terminate the Debt Commitment Letter).

(c) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, and such portion is required to fund the Required Amount, Parent shall (i) promptly notify the Company of such event and (ii) use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange for and obtain as promptly as practicable following the occurrence of any such unavailability alternative debt financing (the “Alternative Financing”) from the same or alternative financing sources, on terms and conditions not materially less favorable to Parent (including no obligation to (x) obtain equity financing and/or (y) pay fees or interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letter or the Fee Letter as in effect on the date hereof (including the market flex provisions)) or the Company, taken as a whole, than those set forth in the Commitment Letters delivered to the Company on the date of this Agreement and in an amount that, when taken together with the portion of the Financing that remains available to Parent is at least equal to the Required Amount. In the event that Alternative Financing is obtained, Parent shall promptly provide the Company with true, correct and complete copies of each commitment letter, engagement letter and fee letter (which fee letter may be redacted as permitted under Section 5.7) entered into in connection therewith (such commitment letters, side letters and engagement letters, together with all exhibits, schedules and annexes, attached thereto, collectively, the “Alternative Financing Commitment Letter,” and the related fee letters, collectively, the “Alternative Financing Fee Letter”).

(d) Parent acknowledges and agrees that neither the obtaining of the Debt Financing or any Alternative Financing, nor the completion of any issuance of securities contemplated by the Debt Financing or any Alternative Financing, is a condition to the Closing.

6.14 Frustration of Closing Conditions. Notwithstanding anything to the contrary set forth in this Agreement, including in Article 7 or Article 8, neither Parent nor Merger Sub may rely on the failure of any condition set forth in Article 7 to be satisfied if such failure was caused primarily by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, including in Article 7 or Article 8, the Company may not rely on the failure of any condition set forth in Article 8 to be satisfied if such failure was caused primarily by its failure to perform any of its obligations under this Agreement.

6.15 280G. The Company shall, and shall cause the Company Subsidiaries to, use its commercially reasonable efforts (which shall in no event require payment of additional consideration to any Person) as soon as practicable after the date hereof (but in no event later than the second (2nd) Business Day immediately prior to the Closing Date), obtain from each Person to whom any payment or benefit is required or proposed to be made that could constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code) a written agreement waiving such Person’s right to receive some or all of such payment or benefit (the “Waived Benefit”) so that all remaining payment or benefit applicable to such Person shall not be deemed to be a parachute payment that would not be deductible under Section 280G of the Code, and to accept in substitution for the Waived Benefit the right to receive such remaining payment or benefit only if approved by the Stockholders in a manner that complies with Section 280G(b)(5)(B) of the Code. Each such waiver shall identify the specific Waived Benefit and shall provide that if such Stockholder approval is not obtained, such payments shall not be made and such Persons shall have no right or entitlement with respect thereto. As soon as practicable thereafter but in any event prior to the Closing Date, to the extent such waivers are obtained, the Company shall seek Stockholder approval in a manner that complies with Section 280G(b)(5)(B) of the Code of all such payments that have been conditioned on the receipt of such approval. At least two (2) business days prior to obtaining such waivers and seeking approval from the Stockholders, the determination of which payments may be deemed to constitute parachute payments, the form of each such waiver, and the disclosure and other circumstances of any such Stockholder approval shall be provided to Parent for Parent’s review and comment, and the Company (and its advisors) shall reasonably consider such comments. To the extent that Parent (or its Affiliates) wish to enter into, or cause the Company to enter into, additional arrangements with the Company’s “disqualified individuals” (as defined in Section 280G of the Code) prior to the Closing Date with respect to services to be provided prior to or following the Merger, such arrangements shall be disclosed to the Company at least seven (7) business days prior to the Closing Date. Prior to the Closing Date, the Company shall deliver reasonably satisfactory evidence to Parent that either (a) the requisite vote was obtained with respect to the Waived Benefit (the “280G Approval”) or (b) the 280G Approval was not obtained and, as a consequence, the Waived Benefit shall not be retained, made or provided.

6.16 Tax Matters.

(a) To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes among a Straddle Period, the portion of such Taxes allocable to the Pre-Closing Tax Period shall: (i) in the case of Taxes that are either (x) based upon or related to income or receipts or withholding, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date (and for such purpose, the taxable period of any “controlled foreign corporation” as defined in Section 957 of the Code and any partnership or other pass-through entity in which the Company or its Subsidiaries hold a beneficial interest shall be deemed to terminate at such time); and (ii) in the case of Taxes other than those described in clause (i) above, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including, without limitation, the effect of any graduated rates of tax) (other than for property placed in service after the Closing Date), that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past practice of the Company and the Company Subsidiaries to the extent supported at a “more likely than not” (or higher) level of confidence. The Parties agree that for purposes of determining the amount of Taxes taken into account in Closing Indebtedness or Closing Working Capital (as finally determined), it shall be assumed that Parent and its Affiliates (including the Company and its Subsidiaries) (i) do not make an election under Treasury Regulation Section 1.1502-76(b)(2)(ii)(D) to ratably allocate items (or any make any similar election or ratably allocate items under any corresponding provision of state, local or non-U.S. Law) and (ii) do not apply the “next day” rule of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) with respect to any of the Transaction Tax Deductions.

(b) Parent shall not make or cause the Company to make any election under Code Section 338 or Code Section 336 (or any similar provision under state, local or non-U.S. Law) with respect to the acquisition of the Company pursuant to this Agreement.

(c) The parties hereto agree that the taxable period of the Company and the Company Subsidiaries shall end at the close of business on the Closing Date for U.S. federal income Tax purposes (and Parent shall make any election to include the Company and applicable Company Subsidiaries in an affiliated group filing a consolidated U.S. federal income Tax Return) and, to the extent permissible under applicable Laws, state and local income Tax purposes.

(d) All written Tax sharing agreements or similar agreements to which any member of the Company Group is a party (other than any contract the principal purpose of which is not related to Taxes (such as a loan or a lease)) shall be terminated as of the Closing Date and, after the Closing Date, no member of the Company Group shall be bound thereby or have any liability thereunder.

(e) Prior to the Closing, the Company shall use commercially reasonable efforts to complete and make available to Parent the Code Section 382 study that the Company has engaged BDO USA, P.C. to perform. The Company shall also use commercially reasonable efforts, upon the request of Parent, to reasonably cooperate with Parent to answer questions with respect to the study.

(f) After the Closing, the Parties shall use commercially reasonable efforts, upon the request of a Party, to reasonably cooperate with one another with respect to Tax matters relating to the Company Group and a Pre-Closing Tax Period, including the filing of Tax Returns and the prosecution of Actions with respect to Taxes or Tax Returns, and including making available to one another, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing that are necessary or useful in connection with the preparation of any Tax Returns and any Tax inquiry, audit, investigation or any other matter requiring any such books and records, information or employees for any reasonable business purpose.

6.17 R&W Insurance Policy. Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to provide to Parent such cooperation as is reasonably requested by Parent in connection with the R&W Insurance Policy. All premiums, underwriting fees, brokers’ commissions and other costs and expenses incurred by or on behalf of Parent related to the procurement of such R&W Insurance Policy shall be paid by Parent. During the term of the R&W Insurance Policy, Parent shall not, and shall not permit any member of the Company Group to, amend, restate, supplement, repeal or modify any subrogation provision of the R&W Insurance Policy (or waive any associated terms or provisions) in a manner adverse to the Equityholders, in their capacities as such, without the Representative’s prior express written consent.

6.18 Termination of Certain Agreements. Prior to the Effective Time, the Company shall take all actions necessary to terminate, and shall cause to be terminated, in its entirety each Contract specified on Schedule 6.18 with no further liability of the Company, the Surviving Corporation or any other member of the Company Group in respect thereof, in each case pursuant to written agreements in form and substance reasonably satisfactory to Parent.

6.19 Termination of Derivative Contract. Prior to the Effective Time, the Company shall take all actions necessary to terminate and close out, and shall cause to be terminated and closed-out, in its entirety all hedges, interest rates, currency swaps (as such terms as defined under the Commodity Exchange Act) or other derivative arrangements, regardless of valuation to which any member of the Company Group is a party or otherwise has any obligations on an arms-length basis. The Company shall deliver to Parent evidence reasonably satisfactory to Parent of all such termination, unwinding or other closeout of all hedges, interest rate swaps, currency swaps or other derivative arrangements in accordance with this Section 6.19.

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub under this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by Parent:

7.1 Representations and Warranties. Each of the (a) Company Fundamental Representations (other than Sections 4.2(a) and Section 4.20(b)) shall be true and correct in all material respects, in each case, on and as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date), (b) the representations and warranties of the Company contained in Section 4.2(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though then made on and as of the Closing Date except for de minimis inaccuracies, (c) the representations and warranties of the Company contained in Section 4.20(b) shall be true and correct in all respects and (d) remaining representations and warranties of the Company contained in Article 4 shall be true and correct in all respects, in each case, as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date); provided, however, (i) that clause (c) of this condition shall be considered satisfied so long as all such broker’s, finder’s or similar fee or other commission are treated as a Company Expense hereunder and (ii) that clause (d) of this condition shall be considered satisfied unless the failure of such representations or warranties to be true and correct (ignoring for the purposes of this Section 7.1 any qualifications as to Material Adverse Effect or “materiality” contained in such representations or warranties), has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

7.2 Performance. The Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

7.3 No MAE. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

7.4 Officer’s Certificate. The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company, dated as of the Closing Date, certifying the matters set forth in Sections 7.1, 7.2 and 7.3 with respect to such Person.

7.5 Legal Prohibition. On the Closing Date, there shall exist no injunction, action or other order (whether temporary, preliminary or permanent) issued by any Governmental Authority or court of competent jurisdiction which prohibits or makes illegal the consummation of the transactions contemplated under this Agreement.

7.6 HSR Act. All required filings under the HSR Act shall have been completed and all applicable time limitations thereunder shall have expired without a request for further information by the relevant federal authorities under the HSR Act, or in the event of such a request for further information, the expiration of all applicable time limitations under the HSR Act shall have occurred without the objection of such federal authorities.

7.7 Healthcare Notification Laws. All filings under Healthcare Notification Laws set forth on Schedule 7.7 (the “Pre-Closing Healthcare Notifications”) shall have been completed and, as applicable under such Healthcare Notification Laws and the rules promulgated thereunder, all notice or waiting periods will have been expired or terminated without a request for further information or objection of the applicable Governmental Authority and any consents or approvals required shall have been obtained.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligation of the Company to effect the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Company:

8.1 Representations and Warranties. Each of the (a) Parent Fundamental Representations shall be true and correct in all material respects, in each case, on and as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date) and (b) remaining representations and warranties of Parent and Merger Sub contained in Article 5 shall be true and correct in all respects, in each case, as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date); provided, however, that clause (b) of this condition shall be considered satisfied unless the failure of such representations or warranties to be true and correct (ignoring for the purposes of this Section 8.1 any qualifications as to “materiality” contained in such representations or warranties), individually or in the aggregate, would not reasonably be expected to prevent or delay the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

8.2 Performance. Each of Parent and Merger Sub shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

8.3 Officer Certificate. Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent, dated as of the Closing Date, certifying the matters set forth in Sections 8.1 and 8.2 with respect to Parent and Merger Sub.

8.4 Legal Prohibition. On the Closing Date, there shall exist no injunction, action or other order (whether temporary, preliminary or permanent) issued by any Governmental Authority or court of competent jurisdiction which prohibits or makes illegal the consummation of the transactions contemplated under this Agreement.

8.5 HSR Act. All required filings under the HSR Act shall have been completed and all applicable time limitations thereunder shall have expired without a request for further information by the relevant federal authorities under the HSR Act, or in the event of such a request for further information, the expiration of all applicable time limitations under the HSR Act shall have occurred without the objection of such federal authorities.

8.6 Healthcare Notification Laws. All filings under the Pre-Closing Healthcare Notifications shall have been completed and, as applicable under such Healthcare Notification Laws and the rules promulgated thereunder, all notice or waiting periods will have been expired or terminated without a request for further information or objection of the applicable Governmental Authority and any consents or approvals required shall have been obtained.

ARTICLE 9

TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Closing as follows:

(a) Parent and the Company may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) Parent may terminate this Agreement (if neither Parent nor Merger Sub is then in material breach of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Sections 8.1 or 8.2 not to be satisfied), upon written notice to the Company, if there has been a material violation, breach or inaccuracy of any representation, warranty, covenant or agreement of the Company contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Sections 7.1 or 7.2 not to be satisfied, and such violation, breach or inaccuracy has not been waived by Parent or cured by the Company, as applicable, within the earlier of (x) the Termination Date and (y) twenty (20) Business Days after receipt by the Company of written notice thereof from Parent or is not reasonably capable of being cured prior to the Termination Date;

(c) the Company may terminate this Agreement (if the Company is not then in material breach of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Sections 7.1 or 7.2 not to be satisfied), upon written notice to Parent, if there has been a material violation, breach or inaccuracy of any representation, warranty, agreement or covenant of Parent contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Sections 8.1 or 8.2 not to be satisfied, and such violation, breach or inaccuracy has not been waived by the Company or cured by Parent within the earlier of (x) the Termination Date and (y) twenty (20) Business Days after receipt by Parent of written notice thereof from the Company or is not reasonably capable of being cured prior to the Termination Date;

(d) either Parent or the Company may terminate this Agreement if the Closing Date shall not have occurred on or before July 22, 2025 (the “Termination Date”); provided, however that the terminating party under this Section 9.1(d) is not in material breach of any representation, warranty, covenant or other agreement contained herein at the time of such termination so as to primarily cause (x) in the case that Parent is the terminating party, any of the conditions set forth in Sections 8.1 or 8.2 not to be satisfied and (y) in the case that the Company is the terminating party, any of the conditions set forth in Sections 7.1 or 7.2 not to be satisfied; provided, that (A) if the Marketing Period shall have commenced on or prior to the Termination Date but not been completed by the date that is three (3) Business Days prior to the Termination Date (including, without limitation, as result of clause (ii) or (iii) of the definition of Marketing Period), but all other conditions to the Closing (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or, to the extent permitted by law, waived, then the Termination Date shall be extended to the third (3rd) Business Day following the final day of the Marketing Period, and such date shall become the Termination Date for purposes of this Agreement and (B) if the Marketing Period shall have commenced on or prior to the Termination Date but not been completed by the date that is three (3) Business Days prior to the Termination Date solely as a result of clause (v) of the definition of Marketing Period and would subsequently be deemed not to have commenced under clause (v) of the definition of “Marketing Period”, the Termination Date may be extended by the Company or Parent for a period of up to 45 days by written notice to the other party at least one Business Day prior to the Termination Date;

(e) either Parent or the Company may terminate this Agreement, upon prior written notice to the other Party, if a Governmental Authority of competent jurisdiction has issued an injunction or order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such injunction or order has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(e) is not available to any Party hereto whose material breach of any provision of this Agreement primarily results in or primarily causes such injunction or order;

(f) Parent may terminate this Agreement if the Company has not obtained and delivered to Parent the Written Consent within 24 hours after the execution of this Agreement;

(g) the Company may terminate this Agreement upon prior written notice to Parent, if (i) the Closing shall not have occurred on or before the date required by Section 2.2, (ii) all of the conditions to Closing set forth in Article 7 have been satisfied at the time of such termination if the Closing were held at the time of such termination (other than conditions that, either (A) by their nature, are to be satisfied at the Closing (and which are, at the time of termination of this Agreement, capable of being satisfied if the Closing were to occur at such time) or (B) the failure of which to be satisfied is attributable to a breach by Parent or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement), (iii) the Company has notified Parent in writing that the Company is ready, willing and able to effect the Closing at the time of termination and (iv) Parent fails to consummate the Closing on the earlier of the Termination Date or the second (2nd) Business Day following the date of delivery of such written notification by the Company.

9.2 Effect of Termination. If this Agreement is terminated by the Parties in accordance with Section 9.1 hereof, this Agreement shall become void and of no further force and effect and there shall be no liability on the part of any Party to any other Party, except that (i) the provisions of this Section 9.2, Section 6.2(b), Section 6.2(c), Section 6.12 (with respect to Parent’s Financing Cooperation Obligations), Section 9.3 and Article 10 shall remain in full force and effect and (ii) except as provided in Section 9.3, termination shall not preclude any Party from recovering damages from any other Party for any Willful Breach of this Agreement. The Confidentiality Agreement shall survive any termination of this Agreement in accordance with its terms and, subject to Section 9.3, nothing in this Section 9.2 shall be construed to discharge or relieve any party to the Confidentiality Agreement of its obligations thereunder.

9.3 Reverse Termination Fee.

(a) In the event that this Agreement is validly terminated by Parent or the Company (i) pursuant to Section 9.1(d) and at the time of such termination, one or more of the conditions to Closing set forth in Section 7.5 (to the extent related to any applicable Antitrust Law), Section 7.6, Section 8.4 (to the extent related to any applicable Antitrust Law) or Section 8.5 have not been satisfied or waived, but all other conditions to Closing set forth in Article 7 and Article 8 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing (so long as such conditions are capable of being satisfied if the Closing were to occur on such date)) or (ii) pursuant to Section 9.1(d) (to the extent related to any applicable Antitrust Law), then promptly, but in any event within two (2) Business Days after the date of such termination, Parent shall pay or cause to be paid to the Company (or, if instructed by the Company in writing, its designee) an amount in cash equal to $70,000,000 (the “Termination Fee”) by wire transfer of immediately available funds to one or more accounts designated in writing by the Company (or its designee), so long as a material breach by the Company of its obligations under this Agreement was not the primary cause of the failure of the transactions to be consummated by the Termination Date or of the entry of such injunction or other order, as applicable. The Company shall have the right to assign its right to receive the Termination Fee to one or more Persons in its sole discretion.

(b) The Parties acknowledge and agree that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not otherwise enter into this Agreement; accordingly, if Parent fails to pay the Termination Fee pursuant to Section 9.3(a) on or prior to the date such amounts are due hereunder, and, in order to obtain such payment, the Company commences an Action that results in a final, nonappealable judgment against Parent for the payment of the Termination Fee pursuant to Section 9.3(a), Parent shall pay, or cause to be paid, to the Company interest on such amount at an annual rate equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date such amounts were originally due hereunder which shall accrue from such date through the date such payment is actually delivered to the Company or its designee, and the costs and expenses (including reasonable attorneys’ fees and expenses incurred by the Company in connection with such action or proceeding) (collectively, “Interest”).

(c) Other than in connection with the enforcement of the Confidentiality Agreement, following any termination of this Agreement in accordance with its terms, in the event that Parent is required to pay the Termination Fee pursuant to Section 9.3(a) and Parent timely pays the full Termination Fee together with any Interest, if applicable, payment of such fee and the Company’s right to enforce its rights under the Financing Cooperation Obligations shall be the sole and exclusive remedy of the Company and its Affiliates against Parent, Merger Sub and any of their respective former, current and future Affiliates, representatives, shareholders, members, managers, partners, successors and assigns and the Debt Financing Related Parties for any losses, damages or liabilities suffered or incurred as a result of or under this Agreement or the transactions contemplated by this Agreement, including the failure of the Closing to occur.

(d) The Parties acknowledge and agree that (i) in no event shall Parent be required to pay, or cause to be paid, the Termination Fee on more than one occasion and (ii) any payment of the Termination Fee (together with Interest, if applicable), as applicable, described in this Section 9.3 is not a penalty but is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

ARTICLE 10

MISCELLANEOUS

10.1 No Survival. The Parties, intending to modify any applicable statute of limitations, hereby agree that none of the representations, warranties, covenants or agreements (subject to the following sentence) in this Agreement or in any instrument delivered pursuant to this Agreement (other than Sections 4.25, 5.10 and 5.11) shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing (other than in the case of Fraud). Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary shall limit the survival of any covenant or agreement of any Party hereto which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms. Parent acknowledges and agrees that, other than in the case of Fraud and except, solely with respect to the Company, to the extent set forth in Section 9.2, none of the Equityholders, the Company or any other Person shall have any obligation or liability for any costs or expenses (including legal fees and disbursements), judgments, fines, losses, damages or liabilities incurred by Parent or any of its Affiliates, successors or assigns for any inaccuracy or breach of any of the Company’s representations, warranties, covenants or agreements in this Agreement other than to terminate this Agreement pursuant to, and in accordance with, Article 9 or to enforce this Agreement to the extent permitted in accordance with Section 10.19.

10.2 Reserved.

10.3 Expenses. Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne and paid by the Party incurring such costs and expenses; provided that all Company Expenses shall be paid by Parent on behalf of the Company Group on the Closing Date.

10.4 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

10.5 Entire Agreement. This Agreement, including the Disclosure Schedules and Exhibits attached hereto, which are deemed for all purposes to be part of this Agreement, the other documents delivered pursuant to this Agreement and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed upon or made by the Parties relating to the subject matter of this Agreement and the businesses and operations of the Company and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the Parties or their Agents, oral or written, respecting such subject matter.

10.6 Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties.

10.7 Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (i) in writing and served by personal delivery upon the Party for whom it is intended, (ii) if delivered by electronic mail (with receipt confirmed (including by receipt of confirmatory electronic mail from recipient) or if no failure to send message is generated) or (iii) if delivered by certified mail, registered mail, courier service, return-receipt received to the Party at the address set forth below, with copies sent to the Persons indicated:

If, prior to the Closing, to the Company or the Company Subsidiaries:

Rotech Healthcare Holdings Inc.

3600 Vineland Road, Suite 114

Orlando, Florida 32811-6460

Attention: General Counsel

E-mail: Steven.burres@rotech.com; legal@rotech.com

With a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention: Jeffrey D. Marell; Matthew Benedetto

Email: jmarell@paulweiss.com;

    mbenedetto@paulweiss.com

If to the Representative:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

With a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention: Jeffrey D. Marell; Matthew Benedetto

Email: jmarell@paulweiss.com;

   mbenedetto@paulweiss.com

If to Parent or Merger Sub or, after the Closing, to the Surviving Corporation or the Company Subsidiaries:

Owens & Minor, Inc.

9120 Lockwood Boulevard

Mechanicsville, Virginia 23116

Attention: General Counsel

E-mail: Heath.Galloway@owens-minor.com

With a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Eric L. Schiele

     Allison M. Wein

E-mail:  eric.schiele@kirkland.com

     allie.wein@kirkland.com

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 10.7.

10.8 Exhibits and Schedules.

(a) Any matter, information or item disclosed in the Disclosure Schedules delivered under any specific representation, warranty or covenant or Schedule number hereof, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation, warranty or covenant in this Agreement in respect of which the relevance of such disclosure is readily apparent on its face. The inclusion of any matter, information or item in any Schedule to this Agreement shall not be deemed to constitute an admission of any liability by the Company to any third party or otherwise imply that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement. Matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. All references in the Disclosure Schedules to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence of breaches or defaults by third parties, or similar matters or statements, are intended only to allocate rights and risks between Parent and Merger Sub, on the one hand, and the Company, on the other hand, and are not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any Party by any Person who is not a Party, or give rise to any claim or benefit to any Person who is not a Party. In addition, the disclosure of any matter in the Disclosure Schedules is not to be deemed an admission that such matter actually constitutes noncompliance with, or a violation of, applicable Law, Contract or other topic to which such disclosure is applicable. In no event shall the disclosure of matters disclosed in the Disclosure Schedules be deemed or interpreted to broaden the Company’s representations and warranties, obligations, covenants, conditions or agreements contained in the Agreement. The headings contained in the Disclosure Schedules are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Disclosure Schedules or this Agreement.

(b) The Disclosure Schedules and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

10.9 Waiver. Waiver of any term or condition of this Agreement by any Party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

10.10 Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their permitted successors and assigns. No Party may assign or delegate all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other Parties, which any such Party may withhold in its absolute discretion; provided, that Parent may assign all of its rights, interests or obligations under this Agreement or any related documents to any Affiliate of Parent; and provided further, that any such assignment shall not relieve Parent of any of its obligations hereunder. Any purported assignment without such prior written consent shall be void.

10.11 No Third Party Beneficiary. Nothing in this Agreement shall confer any rights, remedies or claims upon any Person or entity not a Party or a permitted assignee of a Party, except as set forth in Section 6.7, Section 10.13, Section 10.14 and Section 10.21.

10.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement or any other agreements or certificates contemplated hereby (including any of the closing deliverables contemplated hereby) by facsimile, e-mail, scanned pages, pdf or by DocuSign shall be effective as delivery of a manually executed counterpart to this Agreement or any such other agreement or certificate. No party hereto or to any other agreement or certificate contemplated hereby shall raise the use of facsimile, e-mail, scanned pages, pdf or by DocuSign to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile, e-mail, scanned pages, pdf or by DocuSign as a defense to the formation of a contract and each such party forever waives any such defense.

10.13 Non-Recourse. Notwithstanding anything to the contrary herein, except as set forth in the Confidentiality Agreement, the Fee Letter and the Debt Commitment Letter, (i) this Agreement may be enforced only against, and any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may be brought only against, the entities that are expressly named as parties and then only with respect to the specific obligations set forth herein with respect to such party and (ii) with respect to each Party, no past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or Agent or Affiliate of such named party (the “Related Parties”), shall have any liability (whether in contract or tort, at Law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. The provisions of this Section 10.13 are intended to be for the benefit of, and enforceable by, the Related Parties and each such Person shall be a third-party beneficiary of this Section 10.13. This Section 10.13 shall be binding on all successors and assigns of the Company. Notwithstanding the foregoing, this Section 10.13 shall not apply to Section 10.20, which shall be binding upon, and enforceable by the Representative against, the Equityholders in its entirety.

10.14 Release. Parent agrees (and, from and after the Closing, shall cause the Surviving Corporation and each Company Subsidiary to agree) that, other than in the case of Fraud, none of the Equityholders, the Representative or any of their respective Affiliates, current or former officers and directors, members, managers or Agents of the Company or any Company Subsidiary or any of their respective Affiliates as of or prior to the Closing Date shall have any liability or responsibility to Parent or the Surviving Corporation or any Company Subsidiary for (and Parent hereby unconditionally releases (and from and after the Closing shall cause the Surviving Corporation and each Company Subsidiary to unconditionally release) such Persons from) any obligations or liability:

(a) arising out of, or relating to, the organization, management or operation of the businesses of the Company or any Company Subsidiary relating to any matter, occurrence, action or activity on or prior to the Closing Date; or

(b) relating to this Agreement and the transactions contemplated hereby.

10.15 Governing Law and Jurisdiction. This Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

10.16 Consent to Jurisdiction and Service of Process. Each of the Parties (i) irrevocably agrees that all Actions (whether in contract or tort, at law or in equity or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be exclusively resolved in the Delaware Court of Chancery, or, if such court shall not have jurisdiction, any federal or state court sitting in Delaware, (ii) irrevocably agrees service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 10.7 shall be effective service of process against it for any such Action brought in any such court, and (iii) waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court. Each of the Parties hereby agrees that a final judgment in any Actions shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

10.17 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES AND AGREES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.18 Transfer Taxes. Parent agrees to pay all sales, use, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes (“Transfer Taxes”) incurred as a result of the Merger described in Section 2.1 of this Agreement. Parent shall prepare and file any Tax Returns with respect to such Transfer Taxes.

10.19 Specific Performance.

(a) The Parties agree that (i) irreparable damage would occur in the event that the provisions of this Agreement or obligations, undertakings, covenants or agreements of the Parties were not performed in accordance with their specific terms or were otherwise breached and (ii) money damages, even if available, would not be an adequate remedy for any such failure to perform or any breach of this Agreement. Accordingly, it is agreed that the Parties shall be entitled to an injunction or injunctions to enforce specifically the terms and provisions hereof in any court specified in Section 10.15 without proof of actual damages or any requirement to post a bond, this being in addition to any other remedy to which they are entitled at law or in equity, and each Party agrees that it shall not oppose (and hereby waives any defense in any action for) the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law, in equity or otherwise. Without limitation of the foregoing, the Parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by Parent and Merger Sub under this Agreement (including Section 6.3 and Section 6.13, and including to cause Parent and Merger Sub to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including Article 3) in addition to any other remedy to which the Company is entitled at law or in equity, including the Company’s right to terminate this Agreement pursuant to, and in accordance with, Article 9 and, subject to Article 9, seek money damages (including damages based on loss of the economic benefits of the Merger to the Equityholders).

10.20 Representative.

(a) By virtue of the adoption of this Agreement and as set forth in the Letters of Transmittal, as applicable, the Representative is hereby irrevocably appointed as of the Closing as the representative, agent, proxy, and attorney-in-fact for all the Equityholders for all purposes under this Agreement, including the full power and authority on the Equityholders’ behalf (i) to consummate the transactions contemplated under this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, (ii) to negotiate and settle disputes arising under, or relating to, this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, (iii) to receive and disburse to the Equityholders any funds received on behalf of the Equityholders under this Agreement or otherwise, (iv) to withhold any amounts received on behalf of the Equityholders pursuant to this Agreement, including the Reserve Amount, or otherwise to satisfy any and all obligations or liabilities incurred by the Equityholders or the Representative in the performance of their duties hereunder, (v) to direct the distribution of funds, designate or engage a paying agent to distribute funds (including, the Aggregate Closing Merger Consideration, positive adjustment to Aggregate Closing Merger Consideration payable in accordance with Section 3.6 and funds from the Escrow Account and the Reserve Amount), make or direct payments of funds from the Reserve Amount, give receipts for funds, authorize deliveries to Parent of cash from the Escrow Account in satisfaction of claims asserted by Parent, and object to any claims by any Person against the Escrow Account, (vi) to execute and deliver any amendment or waiver to this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (without the prior approval of the Equityholders) and (vii) to take all other actions to be taken by or on behalf of the Equityholders in connection with this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith. The Stockholders, by execution of a Letter of Transmittal, further agree that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Stockholder. All decisions and actions by the Representative shall be binding upon all of the Equityholders and no Equityholder shall have the right to object, dissent, protest or otherwise contest the same. Parent may conclusively rely, without independent verification or investigation, upon any such decision or action of the Representative as being the binding decision or action of every Equityholder, and Parent shall not be liable to any Stockholder or any other Persons for any actions taken or omitted from being taken by them or by Parent in accordance with or reliance upon any such decision or action of the Representative. The Representative shall have no duties or obligations to the Equityholders hereunder, except as expressly set forth in this Agreement.

(b) The Representative will incur no liability in connection with its services pursuant to this Agreement and any related agreements, except to the extent resulting from its fraud, bad faith, gross negligence or willful misconduct. The Representative shall not be liable for any action or omission taken in good faith pursuant to the advice of counsel. The Equityholders shall indemnify the Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses

(“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by fraud, bad faith, gross negligence or willful misconduct of the Representative, the Representative will reimburse the Equityholders the amount of such indemnified Representative Loss to the extent attributable to such fraud, bad faith, gross negligence or willful misconduct. Representative Losses may be recovered by the Representative from (i) the Reserve Amount and (ii) any other funds that become payable to the Equityholders under this Agreement at such time as such amounts would otherwise be distributable to the Equityholders; provided, that while the Representative may be paid from the aforementioned sources of funds, this does not relieve the Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Representative be required to advance its own funds on behalf of the Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Representative or the termination of this Agreement.

(c) In furtherance of, and without limiting any rights of the Representative set forth in this Section 10.20, the Representative shall have the right and the Equityholders hereby authorize the Representative, to withhold from the Closing Merger Consideration the Reserve Amount (in connection with the allocation and distribution of the Closing Merger Consideration in accordance with Article 3) to satisfy potential future obligations of the Equityholders and expenses incurred by the Representative in connection with performing its obligations under this Agreement and the Escrow Agreement. The Reserve Amount shall be retained by the Representative until such time as the Representative shall determine, and, subject to the terms of this Agreement, the balance of the Reserve Amount, if any, shall be delivered by the Representative to the Paying Agent for further distribution to the Equityholders as if such amounts were being distributed pursuant to Section 3.6. The Equityholders will not receive any interest or earnings on the Reserve Amount and irrevocably transfer and assign to the Representative any ownership right that they may otherwise have had in any such interest or earnings. The Representative will not be liable for any loss of principal of the Reserve Amount other than as a result of its bad faith or willful misconduct. Notwithstanding the foregoing, each Equityholder acknowledges and agrees that there can be no assurances that any of the Reserve Amount will be paid or disbursed to the Equityholders. For U.S. federal and applicable state and local income tax purposes, the Reserve Amount shall be treated as received by the Equityholders at Closing and voluntarily set aside by the Equityholders for the Representative, such that no withholding is required upon any subsequent transfer or disbursement of the Reserve Amount (or any portion thereof).

(d) If the Representative becomes unable or unwilling to continue in its capacity as Representative, or if the Representative resigns as the Representative, a majority-in-interest of the Stockholders may by written consent appoint a new representative as the Representative. Notice and a copy of the written consent appointing such new representative and bearing the signatures of a majority-in-interest of the Stockholders must be delivered to Parent. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent.

10.21 Waiver of Conflicts Regarding Representation. Recognizing that Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) has acted as legal counsel to Representative and its Affiliates, and may be deemed to have acted as legal counsel to the Company Group prior to the Closing, and that Paul, Weiss intends to act as legal counsel to the Representative and its Affiliates after the Closing, effective upon and conditioned upon the completion of the Closing, (i) the Company hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Paul, Weiss representing the Representative and its Affiliates after the Closing and (ii) the Company hereby agrees that, in the event that a dispute arises between or among any of Parent or any of its respective Affiliates (including, after the Closing, the Company Group) and the Representative or any of its Affiliates (including, prior to the Closing, the Company Group) each of the Parties agree that Paul, Weiss may represent the Representative or any of its Affiliates in such dispute even though the interests of the Representative or such Affiliate may be directly adverse to Parent or any of its respective Affiliates (including, after the Closing, the Company or the Company Subsidiaries), and even though Paul, Weiss may have represented the Company or the Company Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for the Representative, Parent and the Company hereby waive, on behalf of themselves and each of their respective Affiliates, any conflict of interest in connection with such representation by Paul, Weiss. Parent and the Company further agree that, as to all communications among Paul, Weiss, the Company and/or the Company Subsidiaries, and all attorney work product that relate in any way to the transactions contemplated by this Agreement (the “Privileged Communications”), the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong to the Representative and may be controlled by the Representative and shall not pass to or be claimed by Parent, Merger Sub, the Company or any of the Company Subsidiaries. The Parties agree to take, and to cause their respective Affiliates to take, all steps necessary to implement the intent of this Section 10.21. Parent acknowledges that it and the Company have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Paul, Weiss. Notwithstanding the foregoing, in the event that a dispute arises between Parent or the Company, on the one hand, and a third party other than Representative or any of its Affiliates, on the other hand, Parent or the Company may assert the attorney-client privilege to prevent the disclosure of the Privileged Communications to such third party. This Section 10.21 is for the benefit of the Representative, its Affiliates, and Paul, Weiss (including its partners and employees), each of which are intended third-party beneficiaries of this Section 10.21.

10.22 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

10.23 Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its Affiliates hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Related Parties, arising out of or relating to, this Agreement, the Debt Commitment Letter or any of the agreements entered into in connection with the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Commitment Letter, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Related Party in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries or its Affiliates in any such proceeding shall be effective if notice is given by registered or certified mail in accordance with Section 10.6, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Debt Financing Related Parties in any way arising out of or relating to, this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Debt Financing Related Parties will have any liability to any of the Company Related Parties (for the avoidance of doubt, in each case, other than (x) the Parent and its permitted assigns in connection with the commitment letters governing the Debt Financing or the definitive agreements governing the Debt Financing and (y) the Parent and its subsidiaries following the Closing) relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (except, after giving effect to the Closing Date, to the Company and its Subsidiaries party to the definitive agreements entered into with respect to the Debt Financing in accordance with the terms thereof) and (h) agrees that the Debt

Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of Section 9.3(c) and this Section 10.23, and that such provisions of Section 9.3(c) and this Section 10.23 and the definitions of “Debt Financing Sources” and “Debt Financing Related Parties” (and any other provisions of this Agreement to the extent a modification thereof would directly affect the substance of any of the foregoing) shall not be amended in any way adverse to the Debt Financing Related Parties without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter. This Section 10.23 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary. Notwithstanding the foregoing, nothing in this Section 10.23 shall in any way limit or modify (i) the rights and obligations of the Parent and its Affiliates under this Agreement or (ii) any Debt Financing Related Parties’ obligations to, and the corresponding rights in connection therewith of, the Parent or any of their Affiliates (following the Closing Date, including the Company and its Subsidiaries) under the commitment letters governing the Debt Financing (including the Debt Commitment Letter) or the definitive agreements governing the Debt Financing.

10.24 Currency. All payments made by Parent pursuant to this Agreement shall be made in United States dollars.

10.25 Time of the Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

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IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

COMPANY:

ROTECH HEALTHCARE HOLDINGS INC.

By:	/s/ Robin Menchen
Name:	Robin L. Menchen
Title:	President and Chief Executive Officer

REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC

By:	/s/ Sam Riffe
Name: Title:	Sam Riffe Managing Director

PARENT:

OWENS & MINOR, INC.

By:	/s/ Heath Galloway
Name:	Heath H. Galloway
Title:	EVP, General Counsel and Corporate Secretary

MERGER SUB:

HITCHCOCK MERGER SUB INC.

By:	/s/ Jonathan Leon
Name:	Jonathan Leon
Title:	SVP, Corporate Treasurer and Interim CFO

Signature Page – Merger Agreement